     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1994.

                                                       REGISTRATION NO. 33-

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                                 SHOWBOAT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 NEVADA                                88-0090766
    (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)

                              2800 FREMONT STREET
                            LAS VEGAS, NEVADA 89104
                                 (702) 385-9141
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                                        COPY TO:
          JOHN N. BREWER, ESQ.                    RAYMOND Y. LIN, ESQ.
    KUMMER KAEMPFER BONNER & RENSHAW                LATHAM & WATKINS
             SEVENTH FLOOR                          885 THIRD AVENUE
       3800 HOWARD HUGHES PARKWAY                  NEW YORK, NEW YORK
        LAS VEGAS, NEVADA 89109                        10022-4802
             (702) 792-7000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND
 TELEPHONE NUMBER, INCLUDING AREA CODE,
         OF AGENT FOR SERVICE)

  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                        PROPOSED
                                           PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF      AMOUNT        MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE          TO BE     OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)  PER SHARE(2)   PRICE(2)       FEE
- -------------------------------------------------------------------------------
Common Stock, par value
 $1.00..................    3,565,000      18.4375     $65,729,688   $22,666

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Includes 465,000 shares subject to the Underwriters' over-allotment option.
(2) Calculated in accordance with Rule 457(c) based upon the average of the high and low prices reported on the New York Stock Exchange Composite Tape on June 23, 1994.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITY ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 28, 1994

PROSPECTUS
      , 1994

                                3,100,000 SHARES

                                 SHOWBOAT, INC.

                                  COMMON STOCK

  Of the 3,100,000 shares of common stock, $1.00 par value (the "Common Stock"), of Showboat, Inc., a Nevada corporation (the "Company"), offered hereby (the "Common Stock Offering"), 3,000,000 shares are being sold by the Company and 100,000 shares are being sold by a shareholder of the Company (the "Selling Shareholder"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholder.

  The Common Stock of the Company is traded on the New York Stock Exchange (the "NYSE") under the symbol "SBO." On June 23, 1994, the last reported sale price of the Common Stock on the NYSE was $18.25 per share.

  Concurrently with the Common Stock Offering, the Company is offering (the "Note Offering") $150 million aggregate principal amount of its % Senior Subordinated Notes due 2009 (the "Notes"). Consummation of the Common Stock Offering is not contingent upon consummation of the Note Offering, and there can be no assurance that the Note Offering will be consummated.

  SEE "CERTAIN CONSIDERATIONS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

NEITHER THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE NEW JERSEY CASINO CONTROL COMMISSION NOR THE LOUISIANA RIVERBOAT GAMING
 COMMISSION, NOR ANY OTHER GAMING REGULATORY AGENCY WITH WHICH THE COMPANY IS LICENSED OR HAS APPLIED FOR A LICENSE, HAS PASSED UPON THE ADEQUACY OR
  ACCURACY OF THIS PROSPECTUS OR THE INVESTMENT MERIT OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

THE  ATTORNEY GENERAL OF THE  STATE OF NEW YORK HAS  NOT PASSED ON OR  ENDORSED
 THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

- --------------------------------------------------------------------------------
                                    PRICE   UNDERWRITING   PROCEEDS  PROCEEDS TO
                                    TO THE DISCOUNTS AND    TO THE   THE SELLING
                                    PUBLIC COMMISSIONS(1) COMPANY(2) SHAREHOLDER
- --------------------------------------------------------------------------------
Per Share..........................  $          $            $           $
Total (3).......................... $          $            $           $
- --------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses of the Common Stock Offering payable by the
    Company, estimated at $   .
(3) The Company and the Selling Shareholder have granted to the Underwriters a 30-day option to purchase up to 465,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds
    to the Company and Proceeds to the Selling Shareholder will be $    ,
    $    , $     and $    , respectively. See "Underwriting."

  The shares are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain prior conditions, including the right of the Underwriters to reject any orders in whole or in part. It is expected that delivery of the shares will be
made in New York, New York on or about     , 1994.

DONALDSON, LUFKIN & JENRETTE                             OPPENHEIMER & CO., INC.
     SECURITIES CORPORATION

                             [RESERVED FOR PHOTOS]

                             AVAILABLE INFORMATION

  The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; at the New York Regional Office of the Commission, 7 World Trade Center, 13th Floor, New York, New York 10048; and at the Chicago Regional Office of the Commission, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the NYSE. Reports, proxy statements, and other information concerning the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the registration of the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus or in any document incorporated by reference as to the contents of any contract or other documents referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or such other documents, which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed by the Company with the Commission, are hereby incorporated herein by reference:

    (i) The Company's Annual Report on Form 10-K for the Year Ended December 31, 1993;

    (ii) The Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1994; and

    (iii) The Company's Current Report on Form 8-K dated May 19, 1994.

  In addition, each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(b) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the Common Stock Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date such document is filed.

  Any statement contained herein, or any document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Registration Statement or this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference. This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits thereto) are available without charge, upon written or oral request by any person to whom this Prospectus has been delivered, from H. Gregory Nasky, Secretary, Showboat, Inc., 2800 Fremont Street, Las Vegas, Nevada 89104 (telephone (702) 385-9141).

  IN CONNECTION WITH THE COMMON STOCK OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the "Company" refers to Showboat, Inc. and its subsidiaries. As used in this Prospectus, amounts in Australian dollars ("A$") have been converted to United States dollars ("$") using an exchange rate of $0.730 for each A$1.00 (the exchange rate as of June 14, 1994). See "Certain Considerations" for factors a prospective investor should consider in evaluating the Company before purchasing the Common Stock offered hereby.

                                  THE COMPANY

  Showboat, Inc., through its wholly owned subsidiaries, owns and operates the Showboat Casino Hotel in Atlantic City, New Jersey (the "Atlantic City Showboat") and the Showboat Hotel, Casino and Bowling Center in Las Vegas, Nevada (the "Las Vegas Showboat"). The Company also owns a 50% partnership interest in, and has a contract to manage, the Star Casino, a riverboat casino in New Orleans, Louisiana (the "Showboat Star Casino"). In addition to its existing facilities, the Company maintains an active development program to identify and develop gaming opportunities in existing and emerging gaming venues. The Company has announced expansion opportunities in Sydney, Australia, East Chicago, Indiana and Hogansburg, New York. The Company had EBITDA/1/ of $69.6 million, $68.5 million and $61.2 million during the years ended December 31, 1993, 1992 and 1991, respectively, and $15.1 million and $12.8 million for the three months ended March 31, 1994 and 1993, respectively.

  The Atlantic City Showboat, which commenced operations in March 1987, is a 516-room, 24-story casino hotel featuring a 95,000 square foot casino containing approximately 3,000 slot machines and 116 table games. The Company is currently in the final phase of a three-phase approximately $93 million expansion project at the Atlantic City Showboat. The first phase of the expansion was completed in June 1993 and added a 15,000 square foot horse race simulcasting facility and 5,000 square feet of casino space, resulting in the addition of approximately 340 slot machines and 28 table games. The second phase of the expansion was completed in May 1994 and added 15,000 square feet of casino space, resulting in the addition of approximately 560 slot machines and 18 table games. The casino expansion permitted the Company to add a total of approximately 900 slot machines and 46 table games. The final phase of the expansion will add a new 284-room hotel tower which is currently under construction and is scheduled to open in early 1995.

  The Las Vegas Showboat, which commenced operations in September 1954, is a 482-room, 18-story casino hotel featuring a 78,000 square foot casino containing approximately 1,900 slot machines, 33 table games and an approximately 1,300-seat bingo parlor. In October 1990, the Las Vegas Showboat completed an approximately $25 million expansion and upgrade of its casino, restaurants and bingo parlor and constructed a 620-space parking garage. The Company is beginning a $15 million renovation at the Las Vegas Showboat which will upgrade the facility to current building codes, replace the existing power plant facility and add 900 additional parking spaces to the existing parking garage. In addition, the Company is planning a $55 million expansion project which would add a 500-room hotel tower and an approximately 78,000 square foot entertainment complex (the "Showboat Entertainment Center"). The Showboat Entertainment Center is expected to include seven restaurants, a midway arcade, two movie theatres, a food court, retail shops and a dance hall, all surrounding a four-story atrium designed to replicate a New Orleans square featuring a center-court "dancing" water fountain, a laser light show and a simulated fireworks display. The expansion will add 20,000 square feet of casino space, which will permit the Company to add up to 1,100 slot machines and up to 15 table games. Construction on the renovation and expansion projects is expected to begin before the end of 1994 and is anticipated to take approximately 18 months to complete.

- --------------------
  /1/EBITDA is defined as income from operations of consolidated subsidiaries before depreciation and amortization plus cash distributions from all unconsolidated subsidiaries. EBITDA should not be construed as an alternative to net income and is presented solely as supplemental disclosure because the Company believes that it is a widely used measure of operating performance in the gaming industry.

  The Showboat Star Casino, which commenced operations in November 1993, is a riverboat located on the south shore of Lake Pontchartrain in New Orleans, Louisiana, and features a 21,900 square foot casino which contains approximately 780 slot machines and 42 table games. In addition to its 50% equity interest, the Company manages the riverboat for a management fee of 5% of net gaming revenues. During the first five months of 1994, the Company earned management fees of $1.6 million and the Showboat Star Casino had net earnings of $13.9 million. The current policy of Showboat Star Partnership is to distribute at least 70% of net earnings to its partners on a monthly basis.

  The Company is actively pursuing expansion opportunities in emerging gaming markets throughout the United States and internationally, including land-based casinos, riverboats and Indian gaming. Announced projects which the Company is currently pursuing include the following:

  Sydney, New South Wales, Australia. On May 6, 1994, the New South Wales Casino Control Authority (the "NSWCCA") selected an affiliate of the Company as the preferred applicant to build, manage and operate the sole full-service casino in New South Wales, Australia (the "Sydney Harbour Casino"). The terms of the proposed transaction provide for a 99-year site lease and casino license, which will be the exclusive full-service casino license in the state of New South Wales for a 12-year period, commencing with the opening of a proposed temporary casino. Gaming operations are currently anticipated to begin in mid- to late-1995 in the temporary casino, which is expected to contain approximately 500 slot machines, 150 table games and, subject to certain approvals, keno. The permanent Sydney Harbour Casino, expected to open in late 1997, will contain approximately 1,500 slot machines, 200 table games, 352 hotel rooms, 139 luxury condominium units in an adjacent tower, 14 themed restaurants, 12 cocktail lounges, a 2,000-seat lyric theatre and a 700-seat cabaret style theatre. The cost of the Sydney Harbour Casino, including licensing fees, is anticipated to be approximately A$1.2 billion ($866.5 million). Firm commitments for the project have been received for all anticipated external financing requirements. The Company has agreed to invest A$135.0 million ($98.5 million) in Sydney Harbour Casino Holdings Limited ("SHCL"), the holding company for the Sydney Harbour Casino, for an approximately 27% ownership interest in SHCL. In addition, an 85% owned subsidiary of the Company has a 99-year management agreement to manage and operate the Sydney Harbour Casino. The management fee will be based on both revenues and earnings of the casino and the non-casino areas of the entertainment complex. See "The Company--Expansion Opportunities--Sydney, New South Wales, Australia."

  East Chicago, Indiana. The Company owns a 55% interest in the Showboat Marina Partnership (the "Indiana Partnership") which is the only applicant for the sole riverboat gaming license allocated by statute to East Chicago, Indiana. The riverboat will be located approximately 20 minutes from downtown Chicago, Illinois and approximately three miles from the Chicago city limits. The Company plans to invest approximately $30 million in the Indiana Partnership and assist the Indiana Partnership in obtaining financing (currently estimated to be $90 million) for the construction of the riverboat casino and related dock-side facilities (collectively, the "East Chicago Riverboat"). Under the current partnership agreement, the Company will receive a 12% preferred return on its investment. The Indiana Partnership's application to the Indiana Gaming Commission for the license to operate the East Chicago Riverboat proposes a riverboat with up to 60,000 square feet of casino space containing approximately 2,300 slot machines and 80 table games and substantial dock-side amenities. Issuance of the gaming license is subject to the resolution of certain legal challenges to the Indiana gaming statute. See "Certain Considerations--New Gaming Jurisdictions and Expansion Opportunities."

  St. Regis Mohawk Tribal Reservation, Hogansburg, New York. The Company has entered into a management agreement and related agreements to manage a casino (the "St. Regis Casino") on the St. Regis Mohawk Tribal Reservation in Hogansburg, New York, located approximately 75 miles south of Montreal, Canada. The agreements, which are subject to the approval of the National Indian Gaming Commission (the

"NIGC"), contemplate that a wholly owned subsidiary of the Company will lend approximately $30 million for a term of five years, at a rate of 15% per annum, to purchase and renovate an existing building which will house an approximately 30,000 square foot casino with approximately 130 table games, including blackjack, craps, roulette, best hand poker, big six and keno. The proposed management agreement provides for a fee of 20% of earnings before interest, taxes and depreciation (subject to a maximum of 30% of earnings before taxes) and has a term of five years. See "Company--Expansion Opportunities--St. Regis Mohawk Tribal Reservation, Hogansburg, New York."

  The Company's marketing and operating strategy is to develop a high volume of traffic through its casinos. The Atlantic City Showboat targets the drive-in customer by providing competitive games and excellent service in an attractive and convenient facility. Customers are attracted to the Las Vegas Showboat by competitive slot machines, bingo, moderately priced food and accommodations, a friendly "locals" atmosphere and a 106-lane bowling center. The Showboat Star Casino, like the Las Vegas Showboat, targets "locals" with its excellent service, attractive and convenient facility and accessible location. At future venues, the Company will modify its marketing strategies to maximize casino revenues by focusing on a specific venue's unique location and demographics.

  The Company's development strategy is to identify new and existing gaming opportunities with strong demographics, in attractive and accessible locations, and which the Company believes will exceed the Company's return on investment objectives. In 1993, the Company created a Development and Management Services Division to investigate and secure new properties in the United States and around the world. The Company's Development and Management Services Division also provides management services to support new facilities upon opening, including human resources, marketing, design and construction, management information systems, regulatory compliance and operating and financial services. As of May 31, 1994, the Development and Management Services Division employed approximately 40 full-time employees and, since its inception, has actively pursued new projects in 16 states and four foreign countries. No assurance can be given that any of the announced projects, or any project under development, will be completed, licensed or result in any significant contribution to the Company's cash flow or earnings. Casino gaming operations are highly regulated and new casino development is subject to a number of risks. See "Certain Considerations--New Gaming Jurisdictions and Expansion Opportunities," "--Regulatory Matters" and "--Development of New Facilities."

                                  THE OFFERING

Common Stock Offered by the
 Company....................  3,000,000 shares


Common Stock Offered by the
 Selling Shareholder........  100,000 shares


Common Stock to be
 Outstanding after the
 Offering(1)................  17,985,195 shares


Concurrent Note Offering....  Concurrently with the Common Stock Offering, the
                              Company is offering $150 million aggregate prin-cipal amount of the Notes. Consummation of the Common Stock Offering is not contingent upon con-summation of the Note Offering, and there can be no assurance that the Note Offering will be con-summated.

Use of Proceeds.............  The net proceeds to the Company from the Common
                              Stock Offering are expected to be approximately $51.7 million. The Company currently intends to apply such net proceeds, together with the net proceeds of the Note Offering and available cash, to (i) invest A$135.0 million ($98.5 million) for an approximately 27% equity interest in SHCL,
                              (ii) renovate the Las Vegas Showboat in order to upgrade the facility to current building codes, replace the existing power plant facility and add 900 parking spaces to the existing parking garage at a cost of approximately $15 million, (iii) ex-pand the Las Vegas Showboat to add a 500-room ho-tel tower and the Showboat Entertainment Center at a cost of approximately $55 million, (iv) in-vest approximately $30 million in the Indiana Partnership and (v) provide a loan of approxi-mately $30 million to the St. Regis Mohawk Tribe for the purchase and renovation of a building in which to operate the St. Regis Casino. See "Use of Proceeds."

NYSE Trading Symbol.........  SBO
- --------------------
(1) Excludes (a) 671,120 shares of Common Stock issuable upon exercise of vested options which have not yet been exercised and (b) 150,000 shares of Common Stock issuable upon exercise of outstanding warrants.

                        SHOWBOAT, INC. AND SUBSIDIARIES

                     SUMMARY OF CONSOLIDATED FINANCIAL DATA

                                                                           THREE MONTHS
                                                                               ENDED
                                   YEAR ENDED DECEMBER 31,                   MARCH 31,
                         -----------------------------------------------  ----------------
                           1989        1990     1991     1992     1993     1993     1994
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
 Net revenues........... $342,354    $334,247 $331,560 $355,236 $375,727  $85,496  $88,779
 Income from operations
  of consolidated
  subsidiaries..........   31,107      27,765   35,501   46,508   46,269    7,685    7,848
 Equity in income (loss)
  from unconsolidated
  affiliate.............       --          --       --       --     (850)      --    3,240
 Income from operations.   31,107      27,765   35,501   46,508   45,419    7,685   11,088
 Interest expense,
  net(1)................   24,870      25,236   25,399   23,894   21,481    4,499    5,399
 Income before
  extraordinary items
  and cumulative effect
  adjustment............    7,066(2)    1,081    6,014   15,857   13,464    1,921    3,440
 Net income.............    7,066(2)    5,051    6,194   12,449    7,341    2,477    3,440
 Income before
  extraordinary items
  and cumulative effect
  adjustment per share..     0.62(2)     0.10     0.53     1.37     0.89     0.13     0.23
 Net income per share...     0.62(2)     0.45     0.55     1.08     0.49     0.16     0.23
OTHER DATA:
 EBITDA(3).............. $ 50,696    $ 50,138 $ 61,193 $ 68,520 $ 69,572  $12,825  $15,109
PRO FORMA DATA(4):
 Interest expense, net..                                        $ 32,907  $ 8,011  $ 7,932
 Income before
  extraordinary items
  and cumulative effect
  adjustment............                                           7,037     (197)   1,908
 Income before
  extraordinary items
  and cumulative effect
  adjustment per share .                                            0.39    (0.01)    0.11

                                                        MARCH 31, 1994
                                               --------------------------------
                                                            AS      AS FURTHER
                                                ACTUAL  ADJUSTED(5) ADJUSTED(6)
                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents.................... $107,458  $159,121    $303,996
 Total assets.................................  482,475   534,138     684,138
 Long-term debt (including current
  maturities).................................  279,570   279,570     429,570
 Shareholders' equity.........................  138,561   190,224     190,224

- --------------------
(1) Interest expense, net of capitalized interest and interest income.
(2) Includes a pre-tax gain of $4.9 million on a sale of a country club by the Company.
(3) EBITDA is defined as income from operations of consolidated subsidiaries before depreciation and amortization plus cash distributions from unconsolidated subsidiaries. Cash distributions from unconsolidated subsidiaries were $0 from 1989 through 1993 and were $0.9 million in the quarter ended March 31, 1994.
(4) The pro forma data give effect to (i) the Common Stock Offering at an assumed offering price of $18.25 per share, the last reported sale price of the Common Stock on the NYSE on June 23, 1994, (ii) the Note Offering at an assumed interest rate of 11%, and (iii) the sale by the Company on May 18, 1993 of $275 million aggregate principal amount of 9 1/4% First Mortgage Bonds due 2008 and the application of the net proceeds therefrom to repay certain indebtedness, in each case as if such transaction had occurred as of the first day of the period presented. The pro forma data assume that interest income is earned on cash balances at a rate of 3.0% in 1993 and 3.5% in 1994. If the Note Offering is not consummated, the pro forma data would be as follows:

                                                                  THREE MONTHS
                                                      YEAR ENDED   ENDED MARCH
                                                     DECEMBER 31,      31,
                                                     ------------ -------------
                                                         1993      1993   1994
                                                     (IN THOUSANDS, EXCEPT PER
                                                            SHARE DATA)
     PRO FORMA DATA:
      Interest expense, net.........................   $20,241    $4,845 $4,947
      Income before extraordinary items and
       cumulative
       effect adjustment............................    14,161     1,713  3,713
      Income before extraordinary items and
       cumulative
       effect adjustment per share..................      0.78      0.09   0.20

(5) Adjusted to give effect to the Common Stock Offering at an assumed offering price of $18.25 per share.
(6) Adjusted to give effect to the Common Stock Offering and the Note Offering.

                                  THE COMPANY

  Showboat, Inc., through its wholly owned subsidiaries, owns and operates the Atlantic City Showboat and the Las Vegas Showboat. The Company also owns a 50% partnership interest in, and has a contract to manage, the Showboat Star Casino. In addition to its existing facilities, the Company maintains an active development program to identify and develop gaming opportunities in existing and emerging gaming venues. The Company has announced expansion opportunities in Sydney, Australia, East Chicago, Indiana and Hogansburg, New York. The Company had EBITDA/1/ of $69.6 million, $68.5 million and $61.2 million during the years ended December 31, 1993, 1992 and 1991, respectively, and $15.1 million and $12.8 million for the three months ended March 31, 1994 and 1993, respectively.

  The Company's marketing and operating strategy is to develop a high volume of traffic through its casinos. The Atlantic City Showboat targets the drive-in customer by providing competitive games and excellent service in an attractive and convenient facility. Customers are attracted to the Las Vegas Showboat by competitive slot machines, bingo, moderately priced food and accommodations, a friendly "locals" atmosphere and a 106-lane bowling center. The Showboat Star Casino, like the Las Vegas Showboat, targets "locals" with its excellent service, attractive and convenient facility and accessible location. At future venues, the Company will modify its marketing strategies to maximize casino revenues by focusing on a specific venue's unique location and demographics.

  The Company's development strategy is to identify new and existing gaming opportunities with strong demographics, in attractive and accessible locations, and which the Company believes will exceed the Company's return on investment objectives. In 1993, the Company created a Development and Management Services Division to investigate and secure new properties in the United States and around the world. The Company's Development and Management Services Division also provides management services to support new facilities upon opening, including human resources, marketing, design and construction, management information systems, regulatory compliance and operating and financial services. As of May 31, 1994, the Development and Management Services Division employed approximately 40 full-time employees and, since its inception, has actively pursued projects in 16 states and four foreign countries. The Development and Management Services Division is currently working on a number of projects in addition to the announced projects. No assurance can be given that any of the announced projects, or any project under development, will be completed, licensed or result in any significant contribution to the Company's cash flow or earnings. Casino gaming operations are highly regulated and new casino development is subject to a number of risks. See "Certain Considerations--New Gaming Jurisdictions and Expansion Opportunities," "--Regulatory Matters" and "--Development of New Facilities."

  The Company is actively pursuing expansion opportunities in emerging gaming markets in the United States and internationally. The Company has announced expansion opportunities which include (i) an approximately 27% interest in SHCL, which was selected as the preferred applicant for the only full-service casino license in New South Wales, Australia, (ii) a 55% interest in the Indiana Partnership, which is the only applicant for the sole gaming license to operate a riverboat casino in East Chicago, Indiana, located approximately 20 minutes from downtown Chicago, Illinois and three miles from the Chicago city limits, and (iii) a management agreement with the St. Regis Mohawk Tribe to construct and operate the St. Regis Casino on the St. Regis Mohawk Tribal Reservation in Hogansburg, New York, located approximately 75 miles south of Montreal, Canada.

  The Company's principal executive offices are located at 2800 Fremont Street, Las Vegas, Nevada 89104. The telephone number is (702) 385-9141.

- ---------------------
  /1/EBITDA is defined as income from operations of consolidated subsidiaries before depreciation and amortization plus cash distributions from all unconsolidated subsidiaries. EBITDA should not be construed as an alternative to net income and is presented solely as supplemental disclosure because the Company believes that it is a widely used measure of operating performance in the gaming industry.

THE ATLANTIC CITY SHOWBOAT

  The Atlantic City Showboat, a 516-room, 24-story hotel casino which commenced operations in March 1987, is located at the eastern end of the "Boardwalk." The casino features approximately 3,000 slot machines and 116 table games, including 62 "21" tables, 18 poker tables, 14 craps tables, 11 roulette tables, two baccarat tables, two mini-baccarat tables, two pai-gow poker tables, two big six wheels, one red dog table, one sic bo table, one double down stud poker table, keno and a simulcast horse racing facility. The Atlantic City Showboat contains two public levels. On the ground level the public areas include the casino, a show lounge, two cocktail lounges, six restaurants, an ice cream parlor and three shops. On the second level the public areas include a 573-seat buffet-style restaurant, a 383-seat coffee shop, a player's club lounge, a beauty salon, a health spa, a video game arcade, 27,000 square feet of meeting rooms, convention and exhibition space, and a 60-lane bowling center with a snack bar and cocktail lounge. The themed interior of the facility replicates the spirit and elegance of turn-of-the-century New Orleans.

  The Atlantic City Showboat's attached nine-story parking garage facility, with a New Orleans themed exterior, provides self-parking for approximately 2,000 cars and a 14-bus depot integrated with the casino. This design permits Atlantic City Showboat's customers to enter the casino hotel protected from the weather. In addition, on-site underground parking accommodates valet parking for approximately 500 cars. The Company recently secured land for 500 additional parking spaces located approximately two blocks from the Atlantic City Showboat to supplement customer parking during peak periods. Access to the Atlantic City Showboat has improved with the completion of the expansion of Delaware Avenue to four traffic lanes in May 1994. Delaware Avenue leads directly to the Atlantic City Showboat from the White Horse Pike (U.S. Route
30), one of three major highways to Atlantic City.

  The Company is in the final phase of a three-phase approximately $93 million expansion project which commenced in 1993 at the Atlantic City Showboat. As a result of the expansion, the Company will receive $7.6 million in credits from the Casino Reinvestment Development Authority which will be applied to future required funding obligations. The first phase of the expansion was completed in June 1993 and added a 15,000 square foot horse race simulcasting facility and 5,000 square feet of casino space, resulting in the addition of approximately 340 slot machines and 28 table games. The second phase of the expansion was completed in May 1994 and added 15,000 square feet of casino space, resulting in the addition of approximately 560 slot machines and 18 table games. The casino expansion permitted the Company to add a total of approximately 900 slot machines and 46 table games. The final phase of the Atlantic City expansion will add a new 284-room hotel tower which is currently under construction and is scheduled to open in early 1995.

  The Atlantic City Showboat is connected to the Taj Mahal Casino Hotel, the largest casino in Atlantic City, and Merv Griffin's Resorts International Casino Hotel by pedestrian walkways. These three properties form an "uptown casino complex" in which patrons can pass from property to property, either on the ocean-front Boardwalk or through the pedestrian walkways.

THE LAS VEGAS SHOWBOAT

  The Las Vegas Showboat, a 482-room, 18-story hotel casino which commenced operations in September 1954, is located on 26 acres approximately 2 1/2 miles from both the "Strip" and downtown Las Vegas. The Las Vegas Showboat casino features approximately 1,900 slot machines and 33 table games, including 20 "21" tables, six poker tables, two craps tables, two roulette tables, two Caribbean stud poker tables, one pai-gow poker table, a race and sports book, an approximately 1,300-seat bingo parlor and a keno area. The hotel casino complex also includes a 106-lane bowling center, a 408-seat buffet-style restaurant, a 194-seat coffee shop, two specialty restaurants and 8,300 square feet of meeting room space. The facility includes surface parking for 1,200 cars in addition to a 620-car six level parking garage. The Company also owns and operates a 33-room motel directly across from the Las Vegas Showboat.

  The Company is beginning a $15 million renovation at the Las Vegas Showboat which will upgrade the roof of the oldest portion of the Las Vegas Showboat in order to comply with current building codes and replace the existing power plant facility. The renovation also will add 900 parking spaces to the existing parking garage which, following the renovation, will permit direct access to the casino through pedestrian walkways.

  In addition, the Company is planning a $55 million expansion project which would add a 500-room tower and the approximately 78,000 square foot Showboat Entertainment Center featuring seven restaurants (the three existing restaurants and buffet will be relocated to the Showboat Entertainment Center providing the Las Vegas Showboat with additional casino and meeting room space), a midway arcade, two movie theatres, a food court, retail shops and a dance hall, all surrounding a four-story atrium which will recreate the festive atmosphere of a New Orleans square during Mardi Gras. The ceiling of the atrium will be designed to simulate the sky as a day progresses from dawn to dusk. The highlight of the atrium will be a center-court "dancing" water fountain, a laser light show and a simulated fireworks display. The primary entrance to the Showboat Entertainment Center will be through the casino. The Company believes the expansion project will strengthen the Company's market niche with local Las Vegas residents and registered hotel guests as well as attract casual tourists, a market segment which is not currently emphasized by the Las Vegas Showboat. Following the renovation and expansion, the hotel will contain 833 rooms and have added casino capacity of 20,000 square feet, which will permit the Company to add up to 1,100 slot machines and up to 15 table games. Construction on the renovation and expansion is anticipated to commence before the end of 1994 and is expected to take approximately 18 months to complete.

THE SHOWBOAT STAR CASINO

  The Company owns a 50% equity interest in Showboat Star Partnership, the owner of the Showboat Star Casino. The Showboat Star Casino riverboat, which commenced gaming operations in November 1993, is located on the south shore of Lake Pontchartrain in New Orleans, Louisiana, approximately seven miles from New Orleans' "French Quarter." The riverboat, which measures 265 feet long and 78 feet wide, was built to resemble a traditional paddle-wheel riverboat. The riverboat contains 21,900 square feet of casino space on three levels, with approximately 780 slot machines and 42 table games, including 32 "21" tables, six craps tables and four roulette tables. A cocktail lounge is located on each of the three public levels of the riverboat.

  Dock-side facilities include a 34,000 square foot terminal building, which contains a restaurant, a cocktail lounge and administrative offices, and provides parking for 1,150 cars. Passengers pass through the terminal area in order to board the riverboat and embark on one of six daily three-hour excursion cruises on Lake Pontchartrain. During inclement weather conditions, the riverboat operates mock cruises while docked at the terminal facility. The Showboat Star Casino currently operates between the hours of 10:00 a.m. and 4:00 a.m. every day of the week. For the five months ended May 31, 1994, the total number of passengers was 803,431 with an average win per passenger of $54.60. Since commencement of operations, the Showboat Star Casino has been principally restricted to mock cruises due to either inclement weather or underwater obstructions. The Company believes that operating mock cruises has had a positive effect in attracting customers.

  The Company, through its subsidiary, Lake Pontchartrain Showboat, Inc. ("LPSI"), manages and operates the gaming areas of the Showboat Star Casino for a management fee of 5% of gaming revenues, net of gaming taxes of 18.5% of gaming revenue and boarding fees of $5.00 per passenger. During the first five months of 1994, the Company earned a management fee of $1.6 million and the Showboat Star Casino had net earnings of $13.9 million. The current policy of Showboat Star Partnership is to distribute at least 70% of net earnings to its partners monthly.

EXPANSION OPPORTUNITIES

  The Company is actively pursuing expansion opportunities in emerging gaming markets throughout the United States and internationally, including land-based casinos, riverboats and Indian gaming. Announced expansion opportunities include:

 SYDNEY, NEW SOUTH WALES, AUSTRALIA

  The Company and Leighton Properties Pty Limited, a subsidiary of Australia's largest publicly traded construction firm ("Leighton Properties"), are the founding stockholders of SHCL, which has been selected as the preferred applicant by the NSWCCA to develop, construct and operate the sole full-service casino with slot machines and table games in New South Wales, Australia. The terms of the proposed transaction provide for a 99-year site lease and casino license, which will be the exclusive full-service casino license in the state of New South Wales for a 12-year period, commencing with the opening of a temporary casino. As the preferred applicant, SHCL is required to obtain various development approvals for the construction of the Sydney Harbour Casino (the "Development Period"). The Development Period is anticipated to be completed by November 1994. Following, and subject to, satisfactory completion of the Development Period, the NSWCCA is expected to issue the casino license to SHCL.

  The Sydney Harbour Casino will begin operations in a temporary casino, which will be located at Pyrmont Bay on Wharves 12 and 13 in an existing building which will be renovated to permit the operation of a casino. The temporary casino is anticipated to open in August 1995 and is expected to contain approximately 500 slot machines, 150 table games (30 table games of which are expected to be located in a private gaming room) and, subject to certain approvals, keno. Additional amenities are expected to include cocktail lounges, specialty restaurants, retail shops and on-site parking for 428 cars.

  The permanent Sydney Harbour Casino is expected to be open in late 1997. Based on the maximum allowable number of table games, the permanent Sydney Harbour Casino will rank as one of the largest casinos in the world. The Sydney Harbour Casino will be located less than one mile from the Sydney central business district on an eight-acre waterfront site on Pyrmont Bay next to Darling Harbour. The Sydney Harbour Casino will feature approximately 136,000 square feet of casino space, including an approximately 20,000 square foot private gaming area to be located on a separate level which will target a premium clientele. The Sydney Harbour Casino will have approximately 1,500 slot machines and 200 table games, including 20 slot machines and 30 table games in the private gaming area. The Sydney Harbour Casino will be decorated to capture Australia's natural beauty and diverse geography and will contain cascading water fountains. Passage through the casino will allow patrons to experience Australia's indigenous landscape from wall surfaces of brilliant oranges and reds representing the cliffs and ranges of Australia's central desert, to an Australian rain forest under a glass canopy and a Great Barrier Reef room with a large aquarium of tropical fish. The Sydney Harbour Casino will also contain 14 themed restaurants, 12 cocktail lounges, a deluxe 2,000-seat lyric theatre, a 700-seat cabaret style theatre, extensive public space and a five-acre roof garden. The Sydney Harbour Casino complex will include a 352-room hotel tower and an adjacent condominium tower containing 139 privately owned luxury units with full hotel services. The complex will also include extensive retail facilities, a station for Sydney's proposed light rail system, a bus terminal, docking facilities for commuter ferries and parking for approximately 2,500 cars.

  Approximately 5.5 million people live within a 120-mile radius of Sydney. Additionally, 1.7 million international tourists and 4.4 million Australian tourists visited Sydney in 1992. Slot machines are currently permitted in approximately 1,500 non-profit private clubs in New South Wales, most of which contain less than 25 slot machines. According to the Tasmanian Gaming Commission, in 1992-1993 gambling expenditures per adult citizen in New South Wales were approximately A$595 ($434), the largest gambling expenditures per adult citizen in all of the Australian states. The following chart compares gambling expenditures per adult citizen of the various Australian states in 1992-1993.

                   AUSTRALIA GAMBLING EXPENDITURES 1992-1993

                                       PERCENTAGE              PERCENT OF
                                        OF TOTAL      ADULT      TOTAL    EXPENDITURES
                         EXPENDITURES EXPENDITURES POPULATION  POPULATION  PER CAPITA
                         ------------ ------------ ----------- ---------- ------------
                          (MILLIONS)               (THOUSANDS)
New South Wales.........  A$2,667.3       44.9        4,484       34.2      A$594.9
Victoria................    1,112.7       18.7        3,345       25.5        332.7
Queensland..............      984.4       16.6        2,270       17.3        433.7
South Australia.........      345.3        5.8        1,107        8.5        311.9
Western Australia.......      513.7        8.7        1,221        9.3        420.7
Tasmania................      119.1        2.0          345        2.6        345.3
ACT.....................      139.5        2.3          218        1.7        542.1
Northern Territory......       58.4        1.0          114        0.9        511.9
                          ---------      -----       ------      -----
  Total.................  A$5,940.4      100.0       13,104      100.0
                          =========      =====       ======      =====

Source: Australian Gambling Statistics 1973 to 1993, The Tasmanian Gaming Commission.

  Leighton Properties has agreed to construct the Sydney Harbour Casino (including the temporary casino) for A$691.0 million ($504.4 million). Under the terms of the construction contract, the temporary casino must be completed nine months, and the permanent casino must be completed 38 months, after the issuance of the casino license. In the event that the permanent Sydney Harbour Casino is not completed within such time period, the construction contract provides for liquidated damages of A$150,000 ($109,500) per day. Additionally, SHCL is indemnified against any loss arising from the contractor's failure to perform its obligations under the construction contract.

  The cost of the Sydney Harbour Casino, including licensing fees, is anticipated to be approximately A$1.2 billion ($866.5 million). The Company and Leighton Properties have agreed to invest A$135.0 million ($98.5 million) and A$25.0 million ($18.3 million), respectively, in SHCL for equity stakes of approximately 27% and 5%, respectively. In addition, each of the Company and Leighton Properties has options to purchase an additional 7% of the fully diluted equity of SHCL. The options may be exercised no earlier than July 1, 1998, and expire June 30, 2000 and have an exercise price of A$1.15 per share. Upon the issuance of the casino license, SHCL will have 505,000,000 shares outstanding, consisting of 160,000,000 ordinary shares owned by Showboat Australia Pty Limited ("Showboat Australia"), an indirect wholly owned subsidiary of the Company, and Leighton Properties, and 345,000,000 preferred ordinary shares owned by certain institutional investors. SHCL is expected to become a publicly listed company on the Australian Stock Exchange within six months of receiving the casino license.

  Additional funds for the construction of the Sydney Harbour Casino will be obtained through bank financing of A$500.0 million ($365.0 million), a working capital facility of A$50.0 million ($36.5 million), an offering of securities to institutional investors of A$345.0 million ($251.9 million) for an approximately 68% ownership in SHCL, and cash flow from the operation of the temporary casino of approximately A$132.0 million ($96.4 million). SHCL has received firm commitments for all of its anticipated external financing requirements which total approximately A$895.0 million ($653.4 million). In addition, SHCL has granted options to certain parties that were involved in the preliminary bidding for the New South Wales casino license to purchase approximately 4% of the equity of SHCL, 3% of which is exercisable at any time prior to the issuance of the casino license at an exercise price of A$1.00 per share and 1% of which is exercisable between June 1, 1998 and June 30, 2000 at an exercise price of A$1.15 per share.

  SHCL has entered into an agreement (the "Facility Agreement") with the Commonwealth Bank of Australia ("CBA") to obtain a loan in the amount of A$500.0 million ($365.0 million) to finance a portion of the development and construction of the Sydney Harbour Casino. SHCL will also obtain from CBA a working capital facility in the amount of A$50.0 million ($36.5 million) for working capital purposes. The

A$500.0 million construction facility will convert to a seven-year term loan upon completion of the Sydney Harbour Casino. The term loan will be amortized by mandatory repayments specified in the Facility Agreement. The Facility Agreement also requires that the Company remain the beneficial owner of not less than 10% of the issued ordinary shares of SHCL for a period of not less than five years after completion of the permanent Sydney Harbour Casino and remain the beneficial owner of not less than 5% of the issued ordinary shares of SHCL for an additional two years thereafter. The Facility Agreement further restricts SHCL's ability to declare or pay any dividend (other than a permitted preferred ordinary dividend) or make distributions to stockholders, except under certain conditions as specified in the Facility Agreement. The Facility Agreement contains additional customary financial covenants. In connection with the Facility Agreement, CBA will receive options to acquire 5% of the number of preferred ordinary shares issued to institutional investors at an exercise price of A$1.10 per share. The options may be exercised no earlier than July 1, 1998 and expire five years from the date of the agreement granting such options.

  Institutional investors have committed to purchase approximately 68%, or 345,000,000 preferred ordinary shares, of SHCL for A$345.0 million ($251.9 million). The preferred ordinary shares are entitled to a cumulative dividend of A$.05 per share per annum for the three fiscal years ended June 30, 1997, 1998 and 1999. Prior to the issuance of the casino license, the underwriter for the institutional investor offering of the preferred ordinary shares is required to fund the underwritten amount to SHCL in immediately available funds. The institutional investor offering has been fully committed by 24 institutional investors.

  Sydney Harbour Casino Management Pty Limited (the "Manager"), a company which is 85% owned by Showboat Australia and 15% owned by Leighton Properties, will manage the temporary casino and the permanent Sydney Harbour Casino pursuant to a 99-year management agreement (the "Management Agreement"). The terms of the Management Agreement require the Manager to advise Sydney Harbour Casino Pty Limited or Sydney Harbour Casino Properties Pty Limited, wholly owned subsidiaries of SHCL, as to the casino design and configuration and the placement of all gaming equipment. The Manager also has agreed to train all employees of the Sydney Harbour Casino and to manage a high quality international class casino in accordance with the operating standards required by the NSWCCA. The NSWCCA requires a service audit to be conducted yearly by a third party so that areas of non-compliance can be identified and remedied by the Manager. In addition, gaming revenue will be taxed at a rate of (i) 22.5% of slot machine revenue and (ii) 20% of the first $200 million of table game revenue, increasing 1% for each additional $5 million of table game revenue, up to a maximum rate of 45%, and will be subject to a community benefit levy of 2% of gross gaming revenue. The Manager will be paid a management fee equal to the sum of (i) 1 1/2% of casino revenue, (ii) 6% of casino gross operating profit,
(iii) 3 1/2% of total non-casino revenue, and (iv) 10% of total gross non-casino operating profit, for each fiscal year for services rendered by the Manager pursuant to the Management Agreement. In connection with the final bid for the Sydney Harbour Casino license, the Company has also agreed to forego management fees in an amount with a present value of A$19.0 million ($13.9 million).

  In addition, each of the Company and Leighton Holdings Limited, the parent of Leighton Properties, has agreed to guarantee the obligations of Showboat Australia and Leighton Properties pursuant to their agreements with the NSWCCA, including the Company's obligation to invest an aggregate of A$135.0 million ($98.5 million) in SHCL, and to indemnify the NSWCCA for any loss as a result of the failure by either of Showboat Australia or Leighton Properties to perform their obligations under such agreements. The Company and Leighton Holdings Limited will be released from their guarantees and indemnities upon satisfaction of their obligations to invest in SHCL. The Company has secured its guarantee and indemnity with an A$8.4 million ($6.1 million) line of credit.

 EAST CHICAGO, INDIANA

  On April 12, 1994, the Indiana Partnership, owned 55% by Showboat Indiana Investment Limited Partnership, a wholly owned limited partnership ("SII"), and 45% by Waterfront Entertainment and Development, Inc., an unrelated Indiana corporation, filed its gaming application with the Indiana Riverboat Gaming Commission to operate the East Chicago Riverboat on Lake Michigan in East Chicago, Indiana. The East Chicago Riverboat is located approximately 20 minutes from downtown Chicago and approximately three miles from the Chicago city limits. Approximately 9.2 million adults reside within 120 miles of East Chicago, Indiana. The Indiana Partnership is the sole applicant for the only riverboat gaming license allocated by statute to East Chicago. The Company expects to invest approximately $30 million in the Indiana Partnership and will help the partnership obtain in excess of $75 million (currently estimated to be $90 million) in debt financing. Under the current partnership agreement, the Company will receive a 12% preferred return on its investment prior to additional partnership distributions.

  The Indiana Partnership is considering constructing a new vessel or renovating an existing vessel for its proposed gaming operations. The Indiana Partnership's application to the Indiana Riverboat Gaming Commission for the license to operate the East Chicago Riverboat proposes a riverboat with up to 60,000 square feet of casino space containing approximately 2,300 slot machines and 80 table games. The East Chicago Riverboat dock-side facility is also expected to include up to three restaurants, a 5,000 square foot sports lounge and a parking garage for 2,000 cars. The Company is continuing to evaluate the East Chicago market and construction costs for the project and may modify the riverboat configuration in the future.

  The Indiana Riverboat Gambling Act permits the operation of up to 11 riverboats, of which five riverboats, including the Indiana Partnership's vessel, will operate on Lake Michigan. The Company anticipates that, subject to the successful resolution of the lawsuit challenging the constitutionality of Indiana's Riverboat Gaming Act, the first licensed riverboat on Lake Michigan will be located in Gary, Indiana, and that the East Chicago Riverboat will open in 1996. See "Certain Considerations--New Gaming Jurisdictions and Expansion Opportunities." No gaming facility is in operation in Indiana at this time. Illinois has authorized four gaming licenses, each limited to 1,200 gaming positions, to operate riverboat casinos in the Chicago metropolitan area. Riverboat operators holding three of such licenses currently operate six riverboats and an operator holding the fourth license is expected to commence gaming operations in late 1994. Additionally, the Illinois legislature is considering expanding gaming in the Chicago metropolitan area with the proposed operation of five riverboats in downtown Chicago.

 ST. REGIS MOHAWK TRIBAL RESERVATION, HOGANSBURG, NEW YORK

  The Company, through Showboat Mohawk Investment Limited Partnership, a wholly owned limited partnership ("SMI"), and the St. Regis Mohawk Tribe have entered into agreements to develop, construct, manage and operate a Class III gaming establishment on the St. Regis Mohawk Tribal Reservation in Hogansburg, New York. On October 15, 1993, the Governor of the State of New York signed a compact (the "New York Compact") with the St. Regis Mohawk Tribe, permitting Class III gaming on the St. Regis Mohawk Tribe's reservation. Class III games under the New York Compact include blackjack, craps, roulette, best hand poker, big six, keno, and other authorized games but does not include slot machines. The agreements were submitted to NIGC and must be approved prior to being effective. The agreements contemplate that SMI will initially operate Class III games in an approximately 30,000 square foot casino containing approximately 130 table games. The Company expects to lend approximately $30 million for a term of five years, at a rate of 15% per annum, to the St. Regis Mohawk Tribe for the purchase of an existing building which will be expanded to house the casino, for certain improvements to the building and for working capital purposes. SMI will receive a management fee of 20% of earnings before interest, taxes and depreciation throughout the management term of five years, subject to a maximum of 30% of earnings before taxes.

  The St. Regis Mohawk Tribe is governed by a body of three chiefs, with one chief elected annually for a three-year term. In an election in June 1994, members of the St. Regis Mohawk Tribe elected a chief who has indicated an intent to re-examine the New York Compact and the agreements pending before the NIGC between the St. Regis Mohawk Tribe and prospective gaming operators, including the Company. No assurance can be given that the St. Regis Mohawk Tribe will not seek to modify the New York Compact or its agreements with the Company, which may adversely affect the proposal for the St. Regis Casino.

  The St. Regis Mohawk reservation is located on the New York State/Canadian border approximately 75 miles south of Montreal. Approximately 4.6 million adults live within 120 miles of Hogansburg, New York. For a five-year period, the tribal management agreement restricts gaming on the reservation to one other casino containing in excess of 5,000 square feet, three casinos containing no more than 5,000 square feet of gaming space and the Mohawk Bingo Palace, which is limited to Class II games, such as bingo, pull- tabs, tip jars, lotto and certain non-banking card games. The St. Regis Mohawk Tribe has entered into a management/construction agreement with a second operator to construct a casino that is expected to be 40,000 square feet. Any additional casinos must be located east of the St. Regis Casino making the St. Regis Casino the first Class III casino visitors will encounter upon entering the St. Regis Mohawk Reservation from the International Bridge to Canada and other major highways leading to the reservation. The casino will also compete with a 35,000 square foot casino in Montreal containing 1,250 slot machines and 65 table games and a casino operated on the Oneida reservation in Verona, New York, approximately 130 miles south of Hogansburg, New York, containing 136 table games. The Montreal casino has announced plans to expand its casino to 50,000 square feet containing 1,700 slot machines and 100 table games and Ottawa, Canada has announced its intention to open a casino containing 35,000 square feet of gaming space in 1996-1997.

                             CERTAIN CONSIDERATIONS

  Each prospective investor should carefully consider the following factors, among others, in evaluating the Company before purchasing the Common Stock offered hereby.

  Sydney Harbour Casino--Need to Obtain Permits and Financing; Risk of Construction Delays. The Company has not yet received (i) a casino license to operate the Sydney Harbour Casino or (ii) the approval and permits necessary for the development and construction of temporary and permanent sites for the Sydney Harbour Casino ("Development Approval"). The Company is currently in the process of satisfying certain pre-conditions for the issuance of the casino license from the NSWCCA and Development Approval from the Minister for Planning and Housing. While the Company anticipates that it will secure the casino license and Development Approval, there is no assurance that it will be able to obtain such casino license, Development Approval, or other licenses, permits and authorizations. Subsequent to receiving all requisite licenses, permits and authorizations for the Sydney Harbour Casino, the project will be subject to the risks of delay and higher expenses to which construction projects of this type are exposed due to factors such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages and weather interference. Accordingly, there can be no assurance that the Sydney Harbour Casino will be completed or completed in a timely manner and within budget.

  The total cost for the Sydney Harbour Casino, including licensing fees, is anticipated to be approximately A$1.2 billion ($866.5 million). The Company has agreed to invest A$135.0 million ($98.5 million) for the development and construction of the Sydney Harbour Casino. Additional funds for the construction of the Sydney Harbour Casino will be obtained in project financing of A$500.0 million ($365.0 million), a working capital facility of A$50.0 million ($36.5 million), an offering of securities to institutional investors in Australia of A$345.0 million ($251.9 million) for an approximately 68% ownership in SHCL, a A$25.0 million ($18.3 million) equity investment by Leighton Properties, and cash flow from the operation of the temporary casino of approximately A$132.0 million ($96.4 million). While SHCL has received firm commitments for its anticipated external financing requirements, in the event that additional funds should become necessary to complete the Sydney Harbour Casino, there can be no assurance that additional funds will be available on acceptable terms, if at all, or that such funds will be sufficient to fund the construction. Any such failure to secure additional financing sufficient to fund the development and construction of the Sydney Harbour Casino, if necessary, would have a material adverse impact upon the Company's expansion plans and on the financial condition of the Company.

  The NSWCCA retains the right to determine that SHCL is no longer capable of fulfilling the terms of its agreement with the NSWCCA, primarily because of an inability to obtain Development Approval. In such circumstances, a non-preferred applicant would be given the opportunity to obtain development approval for its project. If successful in such an endeavor, such non-preferred applicant could be granted the casino license.

  Competition. The Atlantic City Showboat competes with 11 other casino hotels in Atlantic City containing, in the aggregate, approximately 788,000 square feet of casino space and 8,420 rooms. In addition, the Atlantic City Showboat competes with Foxwood's High Stakes Bingo and Casino on the Mashantucket Pequot Indian Reservation in Ledyard, Connecticut. Competition among casino hotels in Atlantic City is intense. Casino hotels in Atlantic City generally compete on the basis of promotional allowances, entertainment, advertising, service provided to patrons, caliber of personnel, attractiveness of the hotel and casino areas and related amenities.

  The Las Vegas Showboat competes generally with approximately 119 casinos in Clark County, Nevada, which includes the cities of Las Vegas, Henderson, Laughlin and Mesquite. Competition among casinos in Clark County is intense. The Company has experienced increased competition from new and existing Las Vegas hotel casinos which have also sought to attract slot machine players and Las Vegas-area residents, including construction of a new hotel casino and renovation of another hotel casino which are located on Boulder Highway near the Las Vegas Showboat. The Company anticipates continuing increased competition for these customers.

  The Showboat Star Casino currently experiences direct competition in its primary market area. As of March 31, 1994, the state of Louisiana had authorized the licensing of 15 riverboat casinos, six of which will operate in the New Orleans area. The Showboat Star Casino and one other riverboat located on Lake Charles in southwestern Louisiana were the only riverboat casinos operating in Louisiana as of December 31, 1993. A third riverboat opened in New Orleans on February 10, 1994. Additionally, a license has been awarded to operate a single land-based casino in New Orleans, which is expected to be one of the larger land-based casinos in the United States. The land-based casino is anticipated to commence operations in a temporary facility in late 1994. The Showboat Star Casino also competes with eight casinos approximately 50 miles away to the east on the Mississippi Gulf Coast. Mississippi permits dock-side gaming and casinos in Mississippi, unlike the Showboat Star Casino, do not have a state-imposed admissions tax. To compete with the Mississippi casinos, the Showboat Star Casino pays the admissions tax as a complimentary item to its patrons. The Company expects that greater competition will occur as the emerging casino industry matures in Louisiana and elsewhere in the Southern United States.

  The Company believes that the growing legalization of casino gaming in states other than New Jersey and Nevada, including Colorado, Connecticut, Illinois, Iowa, Indiana, Louisiana, Mississippi, Missouri, and South Dakota, and on various Indian reservations has not to date had a material adverse impact on its operations. The legalization of casino and other gaming venues in states close to Nevada, particularly California, or in or near New Jersey, particularly Delaware, Maryland, New York or Pennsylvania, may have a material adverse effect on the Company's business. Gaming legislation has been introduced, but not passed, in Pennsylvania.

  The Company expects that many riverboat casinos, land-based casinos, and Indian gaming will be licensed eventually throughout the United States. Moreover, each announced opportunity will compete with other nearby gaming operations. See "The Company--Expansion Opportunities." Some of these gaming operations may be owned by companies that are larger and have significantly greater financial and other resources than the Company. Given these factors, it is possible that substantial competition will arise which could adversely affect the Company's existing and proposed operations. The Company's ability to maintain its competitive position may require the expenditure of significant funds on an ongoing basis at all of its casino properties.

  New Gaming Jurisdictions and Expansion Opportunities. The Company is actively pursuing potential gaming opportunities in certain jurisdictions where gaming has recently been legalized, as well as jurisdictions where gaming is not yet, but is expected soon to be legalized. There can be no assurance that legislation to legalize gaming will be enacted in any additional jurisdictions, that any properties in which the Company may have invested will be compatible with any gaming legislation so enacted, that legalized gaming will continue to be authorized in any jurisdiction or that the Company will be able to obtain the required licenses in any jurisdiction. In addition, the constitutionality of Indiana's Riverboat Gambling Act is currently being challenged by a lawsuit seeking to declare the portion of the Riverboat Gambling Act that treated the manner in which gaming was approved in Lake County, Indiana (the county in which East Chicago is located) differently than certain other Indiana counties unconstitutional. On May 19, 1994, the Porter County Superior Court issued a ruling that such provisions of the Riverboat Gambling Act are unconstitutional and ordered the Indiana Gaming Commission to cease all activity, except background investigations, in the process of licensing riverboats until such time as the legislature cures the constitutional defects in the legislation or until further order of the Porter County Superior Court or the Indiana Supreme Court. No assurance can be given that the order of the Porter County Superior Court will be vacated by such court, overturned by the Indiana Supreme Court, or cured by the Indiana legislature.

  Furthermore, competition for the development of new gaming opportunities has intensified as established and newly organized gaming companies compete for a limited number of sites and licenses. There can be no assurance that attractive opportunities to develop new gaming operations will be available to the Company.

  The Company may invest in real property related to potential gaming opportunities. Such investments are subject to the risks generally incident to the ownership of real property, including changes in economic conditions, environmental risks, governmental regulations and other circumstances over which the Company may have little or no control. There can be no assurance that the Company will be able to recover its investment in any such property.

  Leverage and Debt Service. As of March 31, 1994, the Company had long-term obligations of approximately $279.6 million, inclusive of current maturities, and total stockholders' equity of approximately $138.6 million. After giving effect to the Note Offering and the Common Stock Offering, the Company will have long-term obligations of approximately $429.6 million, inclusive of current maturities, and total shareholders' equity of approximately $190.2 million.

  After giving effect to the Note Offering, the Company will have significant interest expense. The Company's ratio of earnings to fixed charges was 1.67 to 1 and 1.60 to 1 for the year ended December 31, 1993 and the three months ended March 31, 1994, respectively. On a pro forma basis after giving effect to the Note Offering, the Company's ratio of earnings to fixed charges would have been
1.13 to 1 and 1.09 to 1 for the year ended December 31, 1993 and the three months ended March 31, 1994, respectively. The Company's ability to satisfy its obligations is dependent upon its future performance, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company, affecting the business operations of the Company. If the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to the Company.

  Risks of Potential Disruptions from Construction. Construction on the proposed $15 million renovation and $55 million expansion of the Las Vegas Showboat is expected to begin by the end of 1994 and will take approximately 18 months to complete. The construction of the renovation and expansion project may disrupt casino operations and will require, from time to time, that portions of the casino area be temporarily closed. In addition, construction of the proposed expansion will require the closing of 150 existing hotel rooms in the rear of the facility. Although the Company does not believe the resulting decrease in hotel revenues will be significant, the resulting loss of casino revenues from its hotel market segment could be significant. Any significant disruption in casino operations, coupled with the expected decrease in hotel and casino revenues, could have a material adverse effect on the Company's business and results of operations.

  Relationship With Tribes and Effect of Indian Sovereignty. Good relations with the St. Regis Mohawk Tribe are critical to the success of the St. Regis Casino. The Company believes that its ability to enter into agreements with the St. Regis Mohawk Tribe has been attributable, in large part, to the reputation it has achieved with tribe officials. Indian tribes are sovereign nations with their own governmental systems. Tribal officials are subject to replacement by appointment or election. The Company's relationship with the St. Regis Mohawk Tribe may improve or deteriorate under new administrations. A deterioration of the Company's reputation and relationships with officials of the St. Regis Mohawk Tribe could have a material adverse effect upon the development and operation of the St. Regis Casino.

  The St. Regis Mohawk Tribe is governed by a body of three chiefs, with one chief elected annually for a three-year term. In an election in June 1994, members of the St. Regis Mohawk Tribe elected a chief who has indicated an intent to re-examine the New York Compact and the agreements pending before the NIGC between the St. Regis Mohawk Tribe and prospective gaming operators, including the Company. No assurance can be given that the St. Regis Mohawk Tribe will not seek to modify the New York Compact or its agreements with the Company, which may adversely affect the proposal for the St. Regis Casino.

  In addition to all the usual risks associated with the development of the St. Regis Casino, the Company faces certain risks peculiar to dealing with Indian tribes, including the uncertain applicability of federal and state laws as they relate to Indian tribes and the sovereignty of Indian tribes. With respect to the anticipated loan of up to $30 million by SMI to the St. Regis Mohawk Tribe, SMI must look exclusively to the future cash flow from casino operations as a source of payment, rather than the general credit of the St. Regis Mohawk Tribe.

  Taxation. The Company believes that the prospect of significant additional revenue is one of the primary reasons that jurisdictions have legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal and state income taxes, and such taxes and fees are subject to increase at any time. The Company pays substantial taxes and fees with respect to its operations and will likely incur similar burdens in any other jurisdiction in which it may conduct gaming operations in the future. In addition, there have been suggestions from time to time to tax all gaming establishments at the Federal level. Any increase in the Company's tax rates would adversely affect the Company. See "Regulation."

  Loss of a Riverboat From Service. A riverboat, such as the Showboat Star Casino and the proposed East Chicago Riverboat, could be lost from service for a variety of reasons, including casualty, mechanical failure or extended or extraordinary maintenance or inspection. U.S. Coast Guard regulations require a hull inspection for all riverboats at five-year intervals. The Showboat Star Casino will be due for this inspection in late 1999. To comply with this inspection requirement, which could take a substantial amount of time, the Showboat Star Casino and any other riverboat that the Company operates in the future must be taken to a U.S. Coast Guard approved dry docking facility.

  Hotel/Gaming Business. The Company is subject to the risks inherent in the hotel and gaming operations business. Gaming activity can vary significantly as a result of a number of factors, including the competitive environment, hotel occupancy rate, and general economic conditions, and is subject to substantial governmental regulation. See "Regulation." Additionally, hotel and gaming operations are subject to the imposition of special taxes or assessments by regulatory bodies. Any new tax or assessment may have an adverse impact on the Company's operations.

  Regulatory Matters. The ownership and operation of the Las Vegas Showboat, the Atlantic City Showboat and the Showboat Star Casino are subject to extensive regulation by state and local gaming authorities in Nevada, New Jersey, Louisiana and in other states and foreign countries the Company may conduct business in the future (collectively, the "Gaming Authorities"). The Company may be required to disclose to the Gaming Authorities, upon request, the identities of the Company's stockholders. The Gaming Authorities may, in their discretion, (i) require stockholders of the Company to file applications in states in which the Company does business; (ii) investigate such stockholders; and (iii) require such stockholders to be found suitable or qualified to own such securities. Pursuant to the regulations of the Gaming Authorities, such gaming corporations may be sanctioned, including the loss of its approvals, if, without prior approval of the Gaming Authorities, it (i) pays to the unsuitable or unqualified person any dividend, interest or other distribution; (ii) recognizes any voting right by such unsuitable or unqualified person in connection with the securities; (iii) pays the unsuitable or unqualified person remuneration in any form; or (iv) makes any payments to the unsuitable or unqualified person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction. See "Regulation."

  Development of New Facilities. The development of any significant new venture which requires the Company to make a substantial capital investment may require additional debt or equity financing. There can be no assurance that the cash flow generated by the operations of the Company or any other new venture will be sufficient to service any additional debt which may be incurred in connection therewith. In addition there can be no assurance that additional financing can be obtained which is acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  The opening of any new facility or expansion of an existing facility will be contingent upon the completion of construction, hiring and training of experienced management and sufficient personnel and receipt of all regulatory licenses, permits, allocations and authorizations. The scope of the approvals required to construct and open a new facility or expand an existing facility may be extensive, and the failure to obtain such approvals could prevent or delay the completion of construction or opening of all or part of such facilities or otherwise affect the design and features of the project. Major construction projects, such as a new casino development, entail significant risks, including management's ability to control and manage such projects effectively, shortages of materials or skilled labor, engineering, environmental or regulatory problems, work stoppages, weather interference and unanticipated cost increases. Accordingly, there can be no assurance that any project will be completed on time or within budget or that unanticipated delays or cost increases will not have a material adverse effect on any project.

  The Company is pursuing a number of gaming opportunities. In many cases, the Company is competing against other gaming companies, some of which may have greater financial resources. There can be no assurance that these opportunities will be realized by the Company. The Company reserves the right to cease pursuing any of the gaming opportunities at any time.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $51.7 million. The Company currently intends to apply such net proceeds, together with the net proceeds of the Note Offering, estimated to be approximately $144.9 million, and approximately $32.0 million of available cash, to (i) invest A$135 million ($98.5 million) for an approximately 27% equity interest in SHCL, which has been selected as the preferred applicant to build, manage and operate the sole full-service casino in Sydney, Australia, (ii) renovate the Las Vegas Showboat in order to upgrade the facility to current building codes, replace the existing power plant facility and add 900 parking spaces to the existing parking garage at a cost of approximately $15 million, (iii) expand the Las Vegas Showboat to add a 500-room hotel tower and the Showboat Entertainment Center at a cost of approximately $55 million, (iv) invest approximately $30 million in the Indiana Partnership, the sole applicant to obtain the only riverboat gaming license in East Chicago, Indiana, and (v) provide a loan of approximately $30 million to the St. Regis Mohawk Tribe for the purchase and renovation of a building in which to operate the St. Regis Casino.

  The Company is required to place $100.0 million of the net proceeds of the Note Offering into an escrow account, which may only be used to fund the Company's investment in SHCL. In the event that Australian Gaming Approval or Management Contract Approval (as defined in the indenture relating to the Company's Note Offering) has not occurred on or prior to December 31, 1995, the Company will be obligated to make an offer to purchase an amount of Notes and certain other indebtedness of the Company equal to the amount in the escrow account.

  In the event that the Note Offering is not consummated, the Company will use the net proceeds of the Common Stock Offering and available cash to invest in SHCL. The Company will pursue other means to finance the other projects or will delay their development in the event the Note Offering is not consummated. In addition, in the event that the Company determines not to pursue any of the expansion opportunities listed above, the Company will apply any remaining net proceeds to invest in other expansion opportunities or for other general corporate purposes.

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of March 31, 1994, and as adjusted as of such date to give effect to the Common Stock Offering and as further adjusted as of such date to give effect to both the Common Stock Offering and the Note Offering. This table should be read in conjunction with the attached consolidated financial statements and the related notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                        MARCH 31, 1994
                                               ---------------------------------
                                                             AS      AS FURTHER
                                                ACTUAL   ADJUSTED(1) ADJUSTED(2)
                                                        (IN THOUSANDS)
Cash.........................................  $107,458   $159,121    $303,996
                                               ========   ========    ========
Current maturities of long-term debt.........  $  2,549   $  2,549    $  2,549
                                               ========   ========    ========
Long-term debt (excluding current maturities)
  9 1/4% First Mortgage Bonds................  $275,000   $275,000    $275,000
  Capitalized lease obligations..............     2,021      2,021       2,021
   % Senior Subordinated Notes...............       --         --      150,000
                                               --------   --------    --------
    Total long-term debt.....................   277,021    277,021     427,021
Shareholders' equity(3)
  Common Stock, par value $1.00; 50,000,000
   share authorized; 15,794,578 shares
   issued; 18,794,578 shares issued as
   adjusted; 18,794,578 shares issued as
   further adjusted..........................    15,795     18,795      18,795
  Additional paid-in capital.................    71,437    120,100     120,100
  Retained earnings..........................    57,693     57,693      57,693
  Cost of Common Stock in treasury; 809,383
   shares....................................    (6,328)    (6,328)     (6,328)
  Unearned compensation for restricted stock.       (36)       (36)        (36)
                                               --------   --------    --------
    Total shareholders' equity...............   138,561    190,224     190,224
                                               --------   --------    --------
     Total capitalization....................  $415,582   $467,245    $617,245
                                               ========   ========    ========

- ---------------------
(1) Adjusted to give effect to the Common Stock Offering at an assumed offering price of $18.25 per share, the last reported sale price of the Common Stock on the NYSE on June 23, 1994. The Company has also granted to the Underwriters a 30-day option to purchase up to an additional 450,000 shares of Common Stock to cover over-allotments, if any, in connection with the Common Stock Offering. In the event that such option is exercised in full, cash, total shareholders' equity and total capitalization would each increase by $7.8 million, and Common Stock and additional paid-in capital would increase by $450,000 and $7.4 million, respectively.
(2) Adjusted to give effect to the Common Stock Offering and the Note Offering.
(3) Excludes (a) 671,120 shares of Common Stock issuable upon exercise of vested options which have not yet been exercised and (b) 150,000 shares of Common Stock issuable upon exercise of outstanding warrants.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's common stock has been listed on the NYSE since May 30, 1984 under the symbol "SBO." The range of high and low sales prices per share as reported on the NYSE Composite Tape, and the dividends declared by the Company, for each quarter in 1992, 1993 and 1994 are as follows:

                                                                       DIVIDENDS
                                                         HIGH    LOW   DECLARED
                                                        ------- ------ ---------
Fiscal 1992 Quarter Ended:
  March 31, 1992....................................... $14 7/8 $8 7/8  $0.025
  June 30, 1992........................................  14 5/8 11 3/4   0.025
  September 30, 1992...................................  13 1/2  9 3/4   0.025
  December 31, 1992....................................  18 1/4 11 1/4   0.025
Fiscal 1993 Quarter Ended:
  March 31, 1993.......................................  24 5/8 15 3/8   0.025
  June 30, 1993........................................  24 3/8 17 5/8   0.025
  September 30, 1993...................................  21 1/2 15 3/8   0.025
  December 31, 1993....................................  23 3/8 15 5/8   0.025
Fiscal 1994 Quarter Ended:
  March 31, 1994.......................................    21   16 1/4   0.025
  June 30, 1994 (through June 23, 1994)................  22 7/8 15 3/8   0.025

  On June 23, 1994, the last reported sale price of the Common Stock on the NYSE Composite Tape was $18.25. On May 25, 1994, the Company's Board of Directors declared a dividend of $0.025 per share to shareholders of record on June 15, 1994, which will be paid on July 8, 1994.

  The Company has paid quarterly dividends since 1970. The declaration and payment of dividends are at the discretion of the Board of Directors. The Board of Directors considers, among other factors, the Company's earnings, financial condition and capital spending requirements in determining an appropriate dividend. For information concerning certain restrictions on the payment of dividends and restrictions on the Company's subsidiaries to make distributions to the Company, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1993 are derived from the consolidated financial statements of Showboat, Inc. and subsidiaries, which consolidated financial statements have been audited by KPMG Peat Marwick, independent certified public accountants. The selected data presented for the three months ended March 31, 1993 and 1994 are derived from unaudited financial statements of the Company which, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. The consolidated financial statements referred to above are included elsewhere in this Prospectus.

                                                                           THREE MONTHS
                                                                               ENDED
                                   YEAR ENDED DECEMBER 31,                   MARCH 31,
                         ----------------------------------------------  ------------------
                           1989      1990     1991     1992      1993      1993      1994
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
 Net revenues........... $342,354  $334,247 $331,560 $355,236  $375,727  $ 85,496  $ 88,779
 Total expenses.........  311,247   306,482  296,059  308,728   329,458    77,811    80,931
                         --------  -------- -------- --------  --------  --------  --------
 Income from operations
  of consolidated
  subsidiaries..........   31,107    27,765   35,501   46,508    46,269     7,685     7,848
 Equity in (loss) from
  unconsolidated
  affiliate.............      --        --       --       --       (850)      --      3,240
                         --------  -------- -------- --------  --------  --------  --------
 Income from operations.   31,107    27,765   35,501   46,508    45,419     7,685    11,088
 Interest expense,
  net(1)................   24,870    25,236   25,399   23,894    21,481     4,499     5,399
 Gain on sale of
  property..............   (4,897)      --       --       --        --        --        --
 Income tax expense.....    4,068     1,448    4,088    6,757    10,474     1,265     2,249
                         --------  -------- -------- --------  --------  --------  --------
 Income before
  extraordinary items
  and cumulative effect
  adjustment............    7,066     1,081    6,014   15,857    13,464     1,921     3,440
 Extraordinary items and
  cumulative effect
  adjustment............      --      3,970      180   (3,408)   (6,123)      556       --
                         --------  -------- -------- --------  --------  --------  --------
 Net income.............    7,066     5,051    6,194   12,449     7,341     2,477     3,440
 Income before
  extraordinary items
  and cumulative effect
  adjustment per share..     0.62      0.10     0.53     1.37      0.89      0.13      0.23
 Net income per share...     0.62      0.45     0.55     1.08      0.49      0.16      0.23
 Cash dividends declared
  per share.............    0.235      0.10     0.10     0.10      0.10     0.025     0.025
OTHER DATA:
 EBITDA(2).............. $ 50,696  $ 50,138 $ 61,193 $ 68,520  $ 69,572  $ 12,825  $ 15,109
 Depreciation and
  amortization..........   19,589    22,373   25,692   22,012    23,303     5,140     6,361
 Capital expenditures...   20,497    44,020   13,203   23,092    63,600    17,769    20,488
PRO FORMA DATA(3):
 Interest expense, net..                                       $ 32,907  $  8,011  $  7,932
 Income before
  extraordinary items
  and cumulative effect
  adjustment............                                          7,037      (197)    1,908
 Income before
  extraordinary items
  and cumulative effect
  adjustment per share..                                           0.39     (0.01)     0.11
                                         DECEMBER 31,                        MARCH 31,
                         ----------------------------------------------  ------------------
                           1989      1990     1991     1992      1993      1993      1994
BALANCE SHEET DATA:                              (IN THOUSANDS)
 Cash and cash
  equivalents........... $ 46,277  $ 37,550 $ 38,690 $ 99,601  $122,787  $ 34,767  $107,458
 Total assets...........  322,808   331,950  320,032  384,900   470,700   333,576   482,475
 Long-term debt
  (including current
  maturities)...........  225,812   231,591  213,004  209,116   280,617   158,036   279,570
 Shareholders' equity...   55,663    58,848   64,133  126,018   135,158   128,375   138,561

- -------------------
(1) Interest expense, net of capitalized interest and interest income.
(2) EBITDA is defined as income from operations of consolidated subsidiaries before depreciation and amortization plus cash distributions from unconsolidated subsidiaries. Cash distributions from unconsolidated subsidiaries were $0 from 1989 through 1993 and were $0.9 million in the quarter ended March 31, 1994.
(3) The pro forma data give effect to (i) the Common Stock Offering at an assumed offering price of $18.25 per share, the last reported sale price of the Common Stock on the NYSE on June 23, 1994, (ii) the Note Offering at an assumed interest rate of 11%, and (iii) the sale by the Company on May 18, 1993 of $275 million aggregate principal amount of 9 1/4% First Mortgage Bonds due 2008 and the application of the net proceeds therefrom to repay certain indebtedness, in each case as if such transaction had occurred as of the first day of the period presented. The pro forma data assume that interest income is earned on cash balances at a rate of 3.0% in 1993 and 3.5% in 1994. If the Note Offering is not consummated, the pro forma data would be as follows:

                                                YEAR ENDED  THREE MONTHS ENDED
                                               DECEMBER 31,      MARCH 31,
                                               ------------ -------------------
                                                   1993       1993      1994
                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                            DATA)
     PRO FORMA DATA:
      Interest expense, net..................    $20,241    $   4,845 $   4,947
      Income before extraordinary items and
       cumulative effect adjustment..........     14,161        1,713     3,713
      Income before extraordinary items and
       cumulative effect adjustment per
       share.................................       0.78         0.09      0.20

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

GENERAL

  The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries, Showboat Development Company ("SDC"), Showboat Operating Company ("SBOC") and Ocean Showboat, Inc. ("OSI"). They also include SDC's wholly owned subsidiaries LPSI, Showboat Mohawk, Inc. ("SBM"), Showboat Indiana, Inc. ("SBI") and Showboat Louisiana, Inc. ("SBL") and OSI's wholly owned subsidiaries, Atlantic City Showboat, Inc, ("ACSI") and Ocean Showboat Finance Corporation ("OSFC"). The Company and its subsidiaries operate the Atlantic City Showboat, the Las Vegas Showboat and the Showboat Star Casino.

RESULTS OF OPERATIONS

 Three Months Ended March 31, 1994 Compared to Three Months Ended March 31,
1993

 REVENUES

  Net revenues for the Company increased to $88.8 million in the quarter ended March 31, 1994 compared to $85.5 million in the same period in 1993, an increase of $3.3 million or 3.8%. Casino revenues increased $1.6 million or 2.2% to $76.9 million in the quarter ended March 31, 1994 from $75.3 million in 1993. Nongaming revenues, which consist principally of food, beverage, room and bowling revenues and management fees, were $18.9 million in the first quarter of 1994, compared to $17.3 million in 1993, an increase of 9.1%.

  The Atlantic City Showboat generated $66.3 million of net revenues in the quarter ended March 31, 1994 compared to $64.8 million in the same period in the prior year, an increase of $1.5 million or 2.3%. Casino revenues were $60.5 million in the three months ended March 31, 1994 compared to $59.7 million for the same period in the prior year, an increase of $.8 million or 1.4%. The increase in casino revenues was due primarily to poker revenue of $.7 million and simulcasting revenue of $.5 million recognized for the three months ended March 31, 1994. The poker and simulcasting facilities were not open in the same period in the prior year. This increase was offset by a $.6 million or 1.3% decrease in slot revenues to $44.1 million for the three months ended March 31, 1994 compared to $44.7 million for the same period in the prior year. During the first quarter of 1993, slot revenues included the effect of a $.8 million reversal for a progressive slot accrual. The decrease in slot revenue was also affected by the harsh winter weather experienced during the first quarter of 1994. The inclement weather was a factor in the results for the total Atlantic City market as gross slot revenues declined 3.7% in that market.

  At the Las Vegas Showboat, net revenues increased to $21.6 million in the quarter ended March 31, 1994 from $20.7 million in the same period in 1993, an increase of $.9 million or 4.2%. The greatest improvement in revenues was realized in the casino where revenues increased to $16.4 million in the first quarter of 1994 from $15.6 million in the first quarter of 1993, an increase of $.8 million or 5.1%. This is consistent with the increased customer volume as a result of certain marketing activities. Slot revenues accounted for 81.7% of casino revenues in the first three months of 1994 and 83.3% for the same period in 1993. Improvements in nongaming revenues were due to increased hotel occupancy resulting from increased effectiveness of certain marketing activities.

  LPSI generated $.9 million in management fee revenues in the first quarter of 1994. LPSI receives management fees of 5.0% of Showboat Star Casino's net gaming revenues after gaming taxes of 18.5% and boarding fees totalling $5.00 per passenger boarding the vessel. The Showboat Star Casino, which began operations in November 1993, generated net revenues of $27.5 million in the first quarter of 1994 consisting primarily of casino revenues of $27.1 million. During the first quarter of 1994 the total number of passengers boarding the vessel was 485,726 with an average gaming win per passenger of $56.00.

 INCOME FROM OPERATIONS

  The Company's income from operations increased to $11.1 million in the quarter ended March 31, 1994 from $7.7 million in the same period in 1993, an increase of $3.4 million or 44.3% primarily as a result of improved operating results at the Atlantic City Showboat and the opening of the Showboat Star Casino in November 1993.

  The Company incurred approximately $2.3 million in expenses relating to the pursuit of expansion opportunities in jurisdictions outside of Nevada and New Jersey in the first three months of 1994 compared to $.5 million in the first quarter of 1993.

  Atlantic City Showboat's income from operations, before management fees, increased to $7.0 million in the first quarter of 1994 compared to $5.6 million for the same period in 1993, an increase of $1.4 million or 25.3%, primarily as a result of the increase in net revenues. Total operating expenses at the Atlantic City Showboat remained unchanged from the prior year at $59.2 million. Increased depreciation expense resulting from recent facility expansion was offset by a $1.1 million or a 15.2% decrease in promotional coin incentives offered in conjunction with slot marketing programs and by a $1.2 million or 10.5% decrease in general and administrative costs.

  Income from operations at the Las Vegas Showboat, which includes parent company expenses, declined to $2.4 million in the first quarter of 1994 from $2.6 million in the quarter ended March 31, 1993, a decrease of $.2 million or 9.5%. This decrease is primarily due to increased parent company expenses, increased food costs and increases in payroll and benefits due to the increased customer volume.

  Until March 1, 1994 SBL owned 30% of Showboat Star Partnership. On March 1, 1994 SBL acquired an additional 20% equity interest in Showboat Star Partnership giving SBL a total equity interest of 50%. SBL's equity in the earnings of Showboat Star Partnership for the quarter ending March 31, 1994 was $3.2 million. Showboat Star Partnership had net income of $9.1 million on net revenues of $27.5 million. Showboat Star Partnership paid a management fee of $.9 million to LPSI and distributed $.9 million to SBL as partner distributions during the first quarter of 1994.

  LPSI, which manages Showboat Star Partnership, had income from operations for the quarter ended March 31, 1994 of $.8 million. Operating expenses for LPSI for the first quarter of 1994 were $.1 million.

 OTHER (INCOME) EXPENSE

  Net interest expense increased to $5.4 million in the first quarter of 1994 up from $4.5 million in the same period in 1993, an increase of $.9 million or 20.0%. This increase is primarily the result of an increase in interest expense of $1.5 million as a result of an increase in long-term debt. The increase in interest expense was offset by a $.4 million increase in interest income as a result of increased invested cash and a $.3 million increase in capitalized interest costs associated with the Company's Atlantic City Showboat expansion.

 INCOME TAXES

  During the first quarter of 1994, the Company incurred income tax expense of $2.2 million, or an effective tax rate of approximately 40%, compared to $1.3 million, or an effective tax rate of approximately 40% in the same period in 1993. Differences between the Company's effective tax rate and statutory federal tax rates are due to permanent differences between financial and tax reporting which consisted principally of the estimated tax reporting impact of the financial reporting provision for loss on Casino Reinvestment Development Authority obligations and disallowance of certain employee needs.

 NET INCOME

  The Company recognized net income of $3.4 million for the quarter ended March 31, 1994 or $.23 per share, compared to a net income before the cumulative effect of the change in method of accounting for income taxes of $1.9 million or $.13 per share in the quarter ended March 31, 1993. Net income for the quarter ended March 31, 1993 was $2.5 million or $.16 per share.

 Year Ended December 31, 1993 (1993) Compared to Year Ended December 31, 1992
(1992)

 REVENUES

  Net revenues for the Company increased to $375.7 million in 1993 from $355.2 million in 1992, an increase of $20.5 million or 5.8%. Casino revenues increased $16.3 million or 5.2% to $329.5 million in 1993 from $313.2 million in 1992. Nongaming revenues, which consist principally of food, beverage, room and bowling revenues and management fees, were $78.3 million in 1993 compared to $71.2 million in 1992, an increase of $7.1 million or 10.0%.

  The Atlantic City Showboat generated $294.2 million of net revenues in 1993 compared to $277.3 million in 1992, an increase of $16.9 million or 6.1%. Casino revenues were $268.8 million in 1993 compared to $254.7 million in 1992, an increase of $14.1 million or 5.5%. The increase in casino revenues was due to an increase in slot machine revenues of $14.7 million or 8.0% to $196.8 million in 1993 from $182.1 million in 1992. This compares to 4.8% growth in slot machine revenues in the Atlantic City market in 1993 compared to 1992. The improved slot revenue growth experienced by the Atlantic City Showboat is attributed to an increase in slot units throughout the year to approximately 2,410 slot units at the end of 1993, up from approximately 2,070 slot units at the end of 1992, an increase of 340 slot units or a weighted average rate of 9.9%. The increase in slot machine revenues was partially offset by the $4.0 million or 5.5% decrease in table games revenues which resulted primarily from the 3.2% decline in table games revenues in the Atlantic City market during 1993 compared to 1992. Casino revenues were positively impacted by the addition of simulcasting and poker as part of the opening of Jake's Betting Parlor in the second quarter of 1993. These games contributed $2.2 million and $1.1 million, respectively, during the year ended December 31, 1993. Nongaming revenues increased $5.6 million or 12.0% in 1993 to $52.7 million from $47.1 million in 1992. This increase was attributed to promotional programs offering casino customers rooms, food and beverage at a reduced price as well as increases in complimentary services.

  At the Las Vegas Showboat, net revenues increased to $81.1 million in 1993 from $77.9 million in 1992, an increase of $3.2 million or 4.1%. Casino revenues increased $2.2 million or 3.8% in 1993 to $60.7 million from $58.5 million in 1992. Slot machine revenues showed the greatest improvement in casino revenues with an increase of $1.6 million or 3.4%. Slot machine revenues accounted for 84.2% of casino revenues in 1993 and 84.5% of casino revenues in 1992. Increases in gaming revenues were primarily the result of higher patron volume due to promotions and increased advertising. Nongaming revenues increased $1.0 million or 4.3% in 1993 to $25.1 million from $24.1 million in 1992. These increases were principally in rooms and food and beverage resulting from targeted marketing programs for rooms and promotional programs offering food at a reduced price.

  LPSI generated $.4 million in management fee revenues in 1993. LPSI receives management fees of 5.0% of the Showboat Star Casino's net gaming revenues after gaming taxes of 18.5% and boarding fees totalling $5.00 per passenger boarding the vessel. The Showboat Star Casino opened November 8, 1993 and generated net revenues of $12.0 million in 1993 consisting primarily of casino revenues of $10.9 million.

 INCOME FROM OPERATIONS

  The Company's income from operations decreased to $45.4 million in 1993 from $46.5 million in 1992, a decrease of $1.1 million or 2.3%.

  The Company incurred approximately $3.8 million in expenses relating to the pursuit of expansion opportunities in jurisdictions outside of Nevada and New Jersey in 1993 compared to $.9 million in 1992.

  Income from operations at the Atlantic City Showboat, before management fees, was $44.0 million in 1993 compared to $39.6 million in 1992, an increase of $4.4 million or 11.1%. The increase in income from operations was primarily due to increased revenues which were offset by a $12.5 million or 5.3% increase in operating expenses, before management fees, to $250.3 million in 1993 compared to $237.7 million in 1992. The increase in operating expenses was primarily due to the increased capacity and volume of business. General and administrative expenses increased due to increases in utilities and maintenance costs resulting from the expanded facility. General and administrative expenses were also impacted by an $.8 million or 13.2% increase in real estate taxes and an $.8 million parking assessment absorbed by Atlantic City Showboat. In addition, depreciation expense increased $1.3 million or 7.4% in 1993 as a result of the expansion at the Atlantic City Showboat.

  Income from operations at the Las Vegas Showboat declined $1.3 million or 16.6% in 1993 to $6.5 million from $7.8 million in 1992. The decrease was primarily due to a $4.5 million or 6.4% increase in operating expenses to $74.6 million in 1993 from $70.1 million in 1992. Increased operating expenses resulted primarily from increases in payroll and payroll related expenses, increased advertising and repairs and maintenance expenses.

  LPSI incurred a loss from operations of $.4 million which was primarily the result of administrative expenses incurred before the November 8, 1993 opening of the Showboat Star Casino.

  The loss from operations of SBL of $.9 million represents SBL's 30% share of the net loss of SBL's unconsolidated affiliate, Showboat Star Partnership. Showboat Star Partnership had a net loss of $2.8 million resulting primarily from preopening costs of Showboat Star Casino of $4.2 million in 1993, of which the SBL's share was $1.3 million. Before the write-off of preopening costs, Showboat Star Partnership's income was $1.4 million of which SBL's share was $.4 million.

 OTHER (INCOME) EXPENSE

  Other (income) expense consisted of $24.7 million interest expense, net of $1.1 million of capitalized interest, and $3.2 million of interest income in 1993 compared to interest expense of $25.3 million and interest income of $1.4 million in 1992. Two offsetting factors impacted 1993 interest expense. In January 1993, the Company repurchased all of its 13% Debentures and prepaid its construction and term loan that had an outstanding balance of $17.2 million. In June 1993, the Company repurchased all of its 11 3/8% Mortgage-Backed Bonds due 2002 (the "11 3/8% Bonds"). This resulted in a $14.4 million decrease in interest expense. This decrease was offset by the issuance in May 1993 of $275.0 million of 9 1/4% First Mortgage Bonds due 2008 (the "First Mortgage Bonds") resulting in a $15.8 million increase in interest expense. In connection with its expansion project at the Atlantic City Showboat, the Company capitalized $1.1 million of interest costs.

 INCOME TAXES

  In 1993, the Company incurred, before the income tax benefit on an extraordinary loss, income taxes of $10.5 million, or an effective rate of 43.8%, compared to $6.8 million, or an effective rate of 29.9% in 1992. Differences between the Company's effective tax rate and statutory federal tax rates are due to permanent differences between financial and tax reporting. In 1993, these differences consisted principally of $.9 million in state income taxes resulting from the utilization, for financial reporting purposes, of New Jersey net operating loss carryforwards, a $.6 million restricted interest assessment, net of tax, resulting from an Internal Revenue Service audit of prior years and $.4 million resulting from the increase in federal tax rates.

  In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." The Company adopted the provisions of FAS 109 effective January 1, 1993 without restating prior years' financial statements. The adoption of FAS 109 resulted in a reduction of net deferred tax liability of $.6 million and this amount was reported separately as a cumulative effect of the change in the method of accounting for income taxes in the 1993 Consolidated Statement of Income.

 NET INCOME

  In 1993, the Company realized income before an extraordinary loss on the extinguishment of debt and the cumulative effect of the change in the method of accounting for income taxes of $23.9 million or $.89 per share. On June 18, 1993, the Company redeemed all of the outstanding 11 3/8% Bonds at 105.7% of the principal amount plus accrued and unpaid interest up to and including the redemption date. The Company recognized an extraordinary loss, before an income tax benefit, of $11.2 million as a result of the write-off of unamortized debt issue costs of $2.7 million and payment of a 5.7% redemption premium of $8.5 million. The after tax loss was $6.7 million or $.44 per share. The Company also recognized a cumulative effect adjustment for the change in the method of accounting for income taxes of $.6 million or $.04 per share. Net income for 1993 was $7.3 million or $.49 per share.

  In 1992, the Company realized income before an extraordinary loss on the extinguishment of debt of $15.9 million or $1.37 per share. As a result of the repurchase of the Company's outstanding 13% Debentures, the Company recognized an extraordinary loss, net of tax, of $3.4 million or $.29 per share. This loss resulted from the write-off of original issue discount and issuance costs associated with the 13% Debentures. Net income for 1992 was $12.4 million or $1.08 per share.

 Year Ended December 31, 1992 (1992) Compared to Year Ended December 31, 1991
(1991)

 REVENUES

  Net revenues for the Company increased to $355.2 million in 1992 from $331.6 million in 1991, an increase of $23.6 million or 7.1%. Casino revenues increased $24.8 million or 8.6% to $313.2 million in 1992 from $288.4 million in 1991. Nongaming revenues were $71.2 million in 1992 compared to $71.7 million in 1991, a decrease of $.5 million or .7%.

  The Atlantic City Showboat generated $277.3 million of net revenues in 1992 compared to $260.8 million in 1991, an increase of $16.5 million or 6.3%. Casino revenues were $254.7 million in 1992 compared to $237.2 million in 1991, an increase of $17.5 million or 7.4%. The increase in casino revenues was due primarily to an increase in slot machine revenues of $20.4 million or 12.6% to $182.1 million in 1992 from $161.7 million in 1991. This compares to a 14.2% growth in slot machine revenues in the Atlantic City market in 1992 compared to 1991. Slot machine revenues were also favorably impacted by a one-time reversal of a $1.2 million slot progressive jackpot accrual. Slot machine revenues at the Atlantic City Showboat accounted for 71.5% of casino revenues in 1992 and 68.2% of casino revenues in 1991. The increase in slot machine revenues was partially offset by the $2.9 million or 3.8% decrease in table games revenues to $72.6 million in 1992 from $75.5 million in 1991. The decrease in table games revenues resulted primarily from the Company decreasing the number of table games units by 24 tables in the third quarter of 1991 and by the 3.4% decline in table games revenues in the Atlantic City market during 1992 compared to 1991. Nongaming revenues declined $1.0 million or 2.2% in 1992 to $47.1 million from $48.1 million in 1991. This decrease was primarily attributed to a $3.1 million or 9.4% decline in food and beverage revenues associated with a reduction in promotional offers. The reduction in food and beverage revenues were partially offset by a $1.3 million or 12.8% increase in room revenues due to more effective room utilization and a $.9 million or 77.2% increase in entertainment revenues.

  At the Las Vegas Showboat, net revenues increased to $77.9 million in 1992 from $70.8 million in 1991, an increase of $7.1 million or 10.1%. Casino revenues increased $7.3 million or 14.3% in 1992 to $58.5 million from $51.2 million in 1991. The most significant improvement in casino revenues occurred in slot machine revenues which increased $5.7 million or 13.1% in 1992. Casino revenues were also favorably impacted by a $1.1 million or 49.9% reduction in bingo losses in 1992. Slot machine revenues continued to dominate casino revenues at 84.5% of casino revenues in 1992 and 85.3% of casino revenues in 1991. Increases in casino revenues were due to an overall increase in the volume of business, principally as a result of the continuation of certain targeted marketing activities. Nongaming revenues increased $.5 million or 2.0% in 1992 to $24.1 million from $23.6 million in 1991. Increases in food and beverage revenues of $.9 million or 6.5% and hotel revenues of $.3 million or 6.3% were offset by a reduction of $.7 million in other revenues as a result of the recognition in 1991 of a one-time benefit of $.8 million from the reversal of an accrual.

 INCOME FROM OPERATIONS

  The Company's income from operations increased to $46.5 million in 1992 from $35.5 million in 1991, an increase of $11.0 million or 31.0%.

  Income from operations at the Atlantic City Showboat was $39.6 million in 1992 compared to $31.2 million in 1991, an increase of $8.4 million or 26.9%. This increase was primarily due to improved casino revenues caused by the 14.2% slot machine revenue growth experienced in the Atlantic City market in 1992. Operating expenses increased $8.1 million or 3.5% to $237.7 million in 1992 compared to $229.6 million in 1991. The increase in operating expenses was comprised of a $5.6 million or 28.9% increase in promotional coin incentives offered in conjunction with slot marketing programs and a 6.8% increase in general and administrative costs consisting primarily of a $3.0 million increase in payroll and benefits. Increases in operating expenses were offset by a $3.3 million or 16.0% decrease in depreciation and amortization expense to $17.5 million in 1992 from $20.8 million in 1991. Improvements in income from operations, excluding that realized from the reduction in depreciation and amortization expense, occurred principally in the quarter ended March 31, 1992.

  At the Las Vegas Showboat, income from operations, increased to $7.8 million in 1992 from $4.3 million in 1991, an increase of $3.5 million or 81.4%. The improvement in operating results reflected the continued implementation of cost effective marketing programs which resulted in increased revenues of $7.2 million offset by a $3.7 million or 5.6% increase in operating expenses in 1992 to $70.1 million from $66.4 million in 1991. In general, increases in operating expenses were consistent with increases in business volume.

  Income from operations in 1992 was adversely impacted by $.9 million of expenses incurred by the Company in conjunction with the investigation of new gaming opportunities outside of Nevada and New Jersey.

 OTHER (INCOME) EXPENSE

  In 1992, other (income) expense consisted of $25.3 million of interest expense and $1.4 million of interest income compared to $27.5 million and $2.1 million, respectively, in 1991. Reductions in interest expense of $1.4 million were realized as a result of the fourth quarter 1991 repurchase of $12.1 million of the 11 3/8% Bonds. Other reductions in interest expense were primarily a result of reduced principal balances due to scheduled principal amortization.

 INCOME TAXES

  In 1992, the Company incurred income tax expense, before income tax benefit on an extraordinary loss, of $6.8 million, or an effective tax rate of 29.9%, compared to $4.1 million, or an effective tax rate of 40.5%, in 1991. Differences between the Company's effective tax rate and statutory federal tax rates are due to permanent differences between financial and tax reporting which consisted principally of the estimated tax reporting impact of the financial reporting provision for loss on Casino Reinvestment Development Authority obligations and disallowance of certain employee meals.

 NET INCOME

  In 1992, the Company realized income before an extraordinary loss on the extinguishment of debt of $15.9 million or $1.37 per share. The Company recognized an extraordinary loss, net of tax, of $3.4 million or $.29 per share as a result of the write-off of original issue discount and issuance costs associated with the redemption of the Debentures. Net income for 1992 was $12.4 million or $1.08 per share.

  In 1991, the Company realized income before an extraordinary gain on the extinguishment of debt of $6.0 million or $.53 per share. In 1991, the Company purchased $12.1 million face value of the 11 3/8% Bonds and realized an extraordinary gain, net of tax, of $.2 million or $.02 per share. Net income for 1991 was $6.2 million or $.55 per share.

LIQUIDITY AND CAPITAL RESOURCES

  As of March 31, 1994, the Company held cash and cash equivalents of $107.5 million compared to $122.8 million at December 31, 1993. On March 1, 1994 the Company purchased from a partner an additional 20% equity interest in Showboat Star Partnership for $9.0 million. The Company has expended approximately $2.3 million in the quarter ended March 31, 1994 in its investigation of expansion opportunities in new jurisdictions.

  During the quarter ended March 31, 1994 and the year ended December 31, 1993, the Company expended approximately $19.7 million and $59.7 million, respectively, on capital improvements at its Las Vegas and Atlantic City facilities which were funded from operations. Costs associated with the expansion project in Atlantic City were $15.2 million during the quarter ended March 31, 1994. Capital expenditures relating to the expansion project in Atlantic City are expected to be $36.2 million for the remainder of 1994 and $2.3 million in 1995.

  The Company has announced expansion opportunities, including foreign gaming opportunities and renovation and expansion of the Las Vegas Showboat, which will require additional expenditures of approximately $230 million. See "Company--Expansion Opportunities." Concurrent with the Common Stock Offering, the Company is offering $150 million aggregate principal amount of Notes in the Note Offering. The Company believes that the proceeds from the Common Stock Offering, the Note Offering and working capital from operations will be sufficient to fund currently announced expansion opportunities, subject to additional funding being provided from other entities for the development of the Sydney Harbour Casino. The closing of the Common Stock Offering is not contingent on the closing of the Note Offering. There can be no assurance that funds will be available on acceptable terms to the Company to finance the development of all announced or other gaming opportunities if the Note Offering is not consummated.

  The Company believes that is has sufficient capital resources to cover the cash requirements of its existing operations. The ability of the Company to satisfy its cash requirements, however, will be dependent upon the future performance of its casino hotels which will continue to be influenced by prevailing economic conditions and financial, business and other factors, certain of which are beyond the control of the Company.

CERTAIN INDEBTEDNESS

 Lines of Credit

  At March 31, 1994, ACSI had available an unsecured line of credit for general working capital purposes totaling $15.0 million. Interest is payable monthly at the bank's prime rate plus .5%. The bank's prime rate at March 31, 1994 was 6.75%. The line of credit is guaranteed by OSI and expires in August 1994. Borrowings on this line of credit may not be used for the payment of management fees or to fund ventures in other jurisdictions. At March 31, 1994, ACSI had all the funds under this line of credit available for use.

  On March 24, 1994, the Company secured a line of credit for A$8.4 million ($6.1 million) in compliance with NSWCCA's licensing requirements. This line of credit is secured by a $6.3 million certificate of deposit. Interest on this line of credit is payable at the bank's prime rate plus 2.0%. This line of credit expires in December 1994. At March 31, 1994, all funds were available under this line of credit.

 First Mortgage Bonds

  On May 18, 1993, the Company issued $275 million aggregate principal amount of 9 1/4% First Mortgage Bonds. The proceeds from the sale of the First Mortgage Bonds were $268,468,750, net of underwriting discounts and commissions. Proceeds from the sale of the First Mortgage Bonds were used to redeem all of the outstanding 11 3/8% Bonds at 105.7% of the principal amount plus accrued interest.

  The First Mortgage Bonds are unconditionally guarantied by OSI, ACSI and SBOC. Interest on the First Mortgage Bonds is payable semi-annually on May 1 and November 1 of each year commencing November 1, 1993. The First Mortgage Bonds are not redeemable prior to May 1, 2000. Thereafter, the First Mortgage Bonds will be redeemable, in whole or in part, at redemption prices specified in the Indenture for the First Mortgage Bonds (the "Bond Indenture"). The First Mortgage Bonds are senior secured obligations of the Company and rank senior in right of payment to all existing and future subordinated indebtedness of the Company including the Notes, and pari passu with the Company's senior indebtedness. The First Mortgage Bonds are secured by a deed of trust representing a first lien on the Las Vegas Showboat (other than certain assets), by a pledge of all outstanding shares of capital stock of OSI, an intercompany note by ACSI in favor of the Company and a pledge of certain intellectual property rights of the Company. OSI's obligation under its guaranty is secured by a pledge of all outstanding shares of capital stock of ACSI. ACSI's obligation under its guaranty is secured by a leasehold mortgage representing a first lien on the Atlantic City Showboat (other than certain assets). SBOC's guaranty is secured by a pledge of certain assets related to the Las Vegas hotel casino.

  The Bond Indenture places significant restrictions on the Company and its subsidiaries, including restrictions on making loans and advances by the Company to subsidiaries in which the Company owns less than 50% of the equity.

 Notes

  Upon consummation of the Note Offering, the Company will issue the Notes pursuant to an indenture (the "Note Indenture"), which will contain covenants restricting or limiting the ability of the Company to, among other things, pay dividends or make other restricted payments, incur additional indebtedness and issue preferred stock, create liens, create dividend and other payment restrictions affecting subsidiaries, enter into mergers, consolidations or sales of substantially all of the Company's assets, enter into transactions with affiliates and engage in non-gaming lines of business. The Notes will bear
interest at a rate of   % per annum and will mature on         , 2009. The
Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt (as defined) of the Company. SBOC, OSI and ACSI will guaranty the Company's obligations under the Notes and the Note Indenture on a senior subordinated basis. Reference is made to the form of the Note Indenture, which has been filed as an exhibit to the registration statement of which this Prospectus is a part, for the complete terms relating to the Notes.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The table below sets forth certain information regarding beneficial ownership of the Common Stock as of May 31, 1994 (except where noted), by each director of the Company (including the Selling Shareholder), each beneficial owner of, or institutional investment manager exercising investment discretion with respect to, 5% or more of the outstanding Common Stock, and all directors and officers as a group.

                          SHARES BENEFICIALLY
                             OWNED PRIOR TO        SHARES   SHARES BENEFICIALLY
                                 COMMON              TO      OWNED AFTER COMMON
                             STOCK OFFERING        BE SOLD   STOCK OFFERING(1)
                          ------------------------ ------- -------------------------
       NAME
       ----                NUMBER(2)    PERCENTAGE           NUMBER(2)    PERCENTAGE
J.K. Houssels(3)........  1,199,708(4)      8.0    100,000  1,099,708(4)      6.1
J. Kell Houssels, III...    114,017(5)        *        --     114,017(5)        *
William C. Richardson...     14,000(6)        *        --      14,000(6)        *
John D. Gaughan.........    183,824(7)      1.2        --     183,824(7)      1.0
Jeanne S. Stewart.......    414,686(6)      2.8        --     414,686(6)      2.3
Frank A. Modica.........    103,169(8)        *        --     103,169(8)        *
H. Gregory Nasky........     16,466(9)        *        --      16,466(9)        *
George A. Zettler.......     10,955(6)        *        --      10,955(6)        *
Carolyn M. Sparks.......    357,058(10)     2.4        --     357,058(10)     2.0
FMR Corp................  1,237,350(11)     8.2        --   1,237,350(11)     6.9
State of Wisconsin
 Investment Board.......    757,000(12)     5.0        --     757,000(12)     4.2
All Directors and
 Executive Officers as a
 Group (13 persons).....  2,495,083(13)    16.4    100,000  2,395,083(13)    13.2

- ---------------------
  * Beneficial ownership does not exceed 1% of outstanding Common Stock.
 (1) Assumes that the Underwriters' over-allotment option is not exercised.
 (2) Unless otherwise specifically stated herein, each person has sole voting power and sole investment power as to the identified Common Stock ownership. The total includes shares subject to currently exercisable options and options that will become exercisable on or prior to July 30, 1994.
 (3) Mr. Houssels may be deemed to be a control person. Mr. Houssels has held the following positions and offices with the Company within the past three years: Chairman of the Board of Directors, President and Chief Executive Officer of the Company; Chairman of the Board of Showboat Operating Company, Ocean Showboat Inc. and Ocean Showboat Finance Corporation.
 (4) Mr. Houssels' shareholdings include 11,450 shares held in his individual retirement account, 35,700 shares as a trustee of the J.K. Houssels, Jr., 1976 Trust Agreement and currently exercisable options to purchase up to 20,000 shares. He disclaims beneficial ownership of 7,800 shares owned by his wife and such shares are excluded from this table.
 (5) Mr. Houssels, III's shares include currently exercisable options to purchase up to 32,000 shares.
 (6) Includes currently exercisable options to purchase up to 9,000 shares.
 (7) Mr. Gaughan's shareholdings include 86,000 shares held by Exber, Inc., a Nevada corporation controlled by Mr. Gaughan and 69,674 shares over which he shares voting power and investment power with his wife and currently exercisable options to purchase up to 9,000 shares.
 (8) Mr. Modica's shares include currently exercisable options to purchase up to 32,000 shares.
 (9) Mr. Nasky's shareholdings include 1,250 shares owned by Mr. Nasky's wife over which he does not have voting power or investment power and currently exercisable options to purchase up to 9,000 shares.
(10) Mrs. Sparks' shareholdings include 227,000 shares beneficially owned by her as a co-trustee of the Fred L. Morledge Family Trust and 123,058 shares beneficially owned by her as a co-trustee of the Sparks Family Trust and currently exercisable options to purchase up to 7,000 shares.
(11) FMR Corp. ("FMR"), the parent holding company of Fidelity Management & Research Company, reported on a Schedule 13G, dated February 11, 1994, that it has sole investment discretion with respect to all of such shares and sole voting discretion with respect to 51,706 of such shares. With respect to such shares, FMR beneficially owns 880,650 shares or 5.9% of the total outstanding Common Stock at December 31, 1993, on behalf of Fidelity Magellan Fund, an investment company registered under the Investment Company Act of 1940. FMR's address is 82 Devonshire Street, Boston, MA 02109.
(12) State of Wisconsin Investment Board, a Wisconsin state agency, reported on a Schedule 13G, dated February 8, 1994, that it has sole voting and investment discretion to all such shares. The Investment Board's address is P.O. Box 7842, Madison, Wisconsin 53707.
(13) Includes currently exercisable options to purchase up to 134,000 shares.

                                   MANAGEMENT

  The following table sets forth information concerning the Company's executive officers, directors and other key employees:

        NAME                          AGE                POSITION
J.K. Houssels........................  71 Chairman of the Board
J. Kell Houssels, III................  44 Director, President and Chief
                                          Executive Officer
William C. Richardson(2).............  67 Director
John D. Gaughan(1)...................  73 Director
Jeanne S. Stewart....................  71 Director
Frank A. Modica......................  66 Director and Executive Vice President
                                          and Chief Operating Officer
H. Gregory Nasky.....................  52 Director and Secretary
George A. Zettler(1)(2)..............  67 Director
Carolyn Sparks(1)....................  52 Director
G. Clifford Taylor, Jr...............  48 Treasurer
R. Craig Bird........................  49 Vice President-Financial
                                          Administration
Leann K. Schneider...................  40 Vice President-Finance and Chief
                                          Financial Officer
Mark J. Miller.......................  37 Executive Vice President and Chief
                                          Operating Officer of ACSI

- ---------------------
(1) Member of Audit Committee of the Board of Directors.
(2) Member of Compensation Committee of the Board of Directors.

  J.K. Houssels is the Chairman of the Board of the Company, SBOC, SDC, OSI, OSFC, SBL, LPSI, SBI, SBM and Showboat Australia. Mr. Houssels was the President and Chief Executive Officer of the Company until May 25, 1994. Mr. Houssels is Vice-Chairman of the Board of Directors of Union Plaza Hotel and Casino, Inc., Las Vegas, Nevada. Until July 25, 1991, he was Director of First Western Financial Corporation (savings and loan association), Las Vegas, Nevada.

  J. Kell Houssels, III is a Director and the President and Chief Executive Officer of the Company, a Director of OSI, OSFC, SBOC, SDC, SBL, LPSI and Showboat Australia, the Executive Vice President of OSI, and the President and Chief Executive Officer of ACSI and SDC. From January 1, 1990 until May 25, 1994, Mr. Houssels was the Vice President of the Company. From June 1989 until January 1, 1990, Mr. Houssels was the Senior Vice President and Chief Operating Officer of ACSI. From January 1989 until June 1989 he was the Senior Vice President and General Manager of ACSI.

  William C. Richardson is a Director of the Company and OSI. Mr. Richardson is an independent financial consultant, Los Angeles, California. Since April 1, 1991, he has been an arbitrator and mediator for the American Arbitration Association. Until March 30, 1991, Mr. Richardson was President, Chief Executive Officer and the Vice Chairman of Western Capital Financial Group, Los Angeles, California.

  John D. Gaughan is a Director of the Company, ACSI, SBOC, SDC, OSI, OSFC, SBL, LPSI, SBI, SBM and Showboat Australia. Mr. Gaughan is Chairman of the Board and President of Exber, Inc., doing business as the El Cortez Hotel and the Western Hotel and Casino, Las Vegas, Nevada. Mr. Gaughan is also the Chairman of the Board of Union Plaza Hotel and Casino, Inc., Las Vegas, Nevada.

  Jeanne S. Stewart is a Director of the Company and OSI. Mrs. Stewart is a retired attorney, Las Vegas, Nevada.

  Frank A. Modica is the Chief Operating Officer, Executive Vice President and Director of the Company. He is also a Director, President and Chief Executive Officer of SBOC and OSI. He also serves as a Director and the President of OSFC, a Director and Vice Chairman of SBI and SBM, a Director of SDC and Showboat Australia, and the Chairman of the Board of ACSI. Until December 31, 1989, Mr. Modica was the President and Chief Executive Officer of ACSI. Mr. Modica is a Director of First Security Bank (formerly Continental National
Bank), Las Vegas, Nevada.

  H. Gregory Nasky is the Secretary and a Director of the Company and all subsidiaries. He also serves as Chief Executive Officer and Managing Director of Showboat Australia and SHCL. Since March 1, 1994, Mr. Nasky has been of counsel to the law firm of Kummer Kaempfer Bonner & Renshaw, Las Vegas, Nevada, general counsel to the Company. Until February 28, 1994, Mr. Nasky was a member of the law firm of Vargas & Bartlett, Las Vegas and Reno, Nevada, former general counsel to the Company.

  George A. Zettler is a Director of the Company and OSI. Since February 1, 1994, Mr. Zettler has been the President of Zimex, Redondo Beach, California. Until February 1, 1994, he was the President of World Trade Services Group, Long Beach, California. Prior to January 1, 1991, he was the President of United Export Trading Company, Los Angeles, California.

  Carolyn M. Sparks is a Director of the Company and OSI. Mrs. Sparks is a co-owner of International Insurance Services, Las Vegas, Nevada. Until January 1991, Mrs. Sparks was the Vice-President, Secretary and Treasurer of International Insurance Services, Ltd. Until December 31, 1990, she was a claims administrator for International Insurance Services, Ltd. She is also a Director of Southwest Gas Corporation, a Director of PriMerit Bank--Federal Savings Bank and a Regent of the University and Community College System of Nevada.

  G. Clifford Taylor, Jr. has been the Executive Vice President and Chief Operating Officer of SBOC since December 1, 1988. He has served as the Assistant Secretary of the Company since May 1990. He has also served as the Treasurer of the Company and SBOC since February 1981. He served as the Treasurer of SDC from June 1983 to May 1993. He has been the Treasurer of OSI since December 1983, ACSI since June 1984 and OSFC since December 1986. He serves at the pleasure of the respective board of directors.

  R. Craig Bird has been the Vice President--Financial Administration of the Company since February 1988 and Executive Vice President and Chief Operating Officer of SDC since October 1993. Mr. Bird was the Vice President--Financial Administration of ACSI from March 1990 to October 1993. He serves at the pleasure of the respective boards of directors.

  Leann K. Schneider has been the Vice President--Finance and Chief Financial Officer of the Company and the Vice President--Finance and Chief Financial Officer of SBOC since May 1990. Ms. Schneider has also served as the Chief Financial Officer and Treasurer of SDC since May 1993, the Treasurer of SBL and SBM since July 1993 and the Treasurer of SBI since September 1993. From December 1989 until May 1990, she served as the Vice President--Financial Relations and Chief Financial Officer of the Company. From December 1988 until December 1989, she served as the Vice President--Financial Relations and Acting Chief Financial Officer of the Company. She serves at the pleasure of the respective boards of directors.

  Mark J. Miller has served as the Executive Vice President and Chief Operating Officer of ACSI since October 1993, the Vice President--Finance of OSI since April 1988 and the Vice President--Finance and Chief Financial Officer of OSFC since April 1991. Mr. Miller served as the Vice President--Finance and Chief Financial Officer of ACSI from December 1988 to October 1993. He serves at the pleasure of the respective boards of directors.

                                   REGULATION

  The operations of the Company are subject to extensive regulation by the States of Nevada, New Jersey, Louisiana and local governmental authorities in Nevada, New Jersey and Louisiana. Such regulations impose restrictions on the Company's operations in such states, including, among other things, restrictions on the manner of operation of the casinos, licensing of officers, directors and certain key employees, and the submission of extensive financial and operating reports. Although the Company believes that it is in substantial compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to attract investors or lenders, or otherwise adversely affect the business or prospects of the Company.

  The Company may be required to disclose to the Gaming Authorities, upon request, the identities of the Company's stockholders. The Gaming Authorities may, in their discretion, (i) require stockholders of the Company to file applications in states in which the Company does business; (ii) investigate such stockholders; and (iii) require such stockholders to be found suitable or qualified to own such securities. Pursuant to the regulations of the Gaming Authorities, such gaming corporations may be sanctioned, including the loss of its approvals, if, without prior approval of the Gaming Authorities, it (i) pays to the unsuitable or unqualified person any dividend, interest or other distribution; (ii) recognizes any voting right by such unsuitable or unqualified person in connection with the securities; (iii) pays the unsuitable or unqualified person remuneration in any form; or (iv) makes any payments to the unsuitable or unqualified person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

  Pursuant to the regulations of the Nevada Gaming Commission (the "Nevada Commission") and the Nevada State Gaming Control Board (the "Nevada Board"), the Company may not make a public offering of its securities, such as the Common Stock offered hereby, without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On November 18, 1993, the Nevada Commission granted the Company prior approval to make public offerings for a period of one year, subject to certain conditions (the "Shelf Approval"). The Shelf Approval is for a period of one year and expires on the date of the November 1994 Nevada Commission meeting. The Shelf Approval may be rescinded without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. This Offering is made pursuant to the Shelf Approval.

  If the Company becomes involved in gaming operations in any other jurisdictions, such gaming operations will subject the Company and certain of its officers, directors, key employees, stockholders and other affiliates ("Regulated Persons") to strict legal and regulatory requirements, including mandatory licensing and approval requirements, suitability requirements, and ongoing regulatory oversight with respect to such gaming operations. Such legal and regulatory requirements and oversight will be administered and exercised by the relevant regulatory agency or agencies in each jurisdiction. The Company and the Regulated Persons will need to satisfy the licensing, approval and suitability requirements of each jurisdiction in which the Company seeks to become involved in gaming operations. To date, other than Nevada, New Jersey and Louisiana, no such gaming licenses, approvals or findings of suitability have been obtained or, other than in Sydney, Australia, Indiana or the St. Regis Mohawk Reservation, applied for by the Company.

  A more extensive discussion of the Nevada, New Jersey and Louisiana gaming statutes and regulations, and other statutes and regulations in jurisdictions to which the Company and its subsidiaries are subject, or may become subject, is contained in the Company's Annual Report on Form 10-K for the Year Ended December 31, 1993, which is incorporated herein by reference.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") between the Company, the Selling Shareholder and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Oppenheimer & Co., Inc., as representatives (the "Representatives") of the underwriters (the "Underwriters"), the Company and the Selling Shareholder have agreed to sell to the Underwriters, and each of the several Underwriters have agreed to purchase from the Company and the Selling Shareholder, the following number of shares of Common Stock:

                                                                        NUMBER
        UNDERWRITER                                                    OF SHARES
        -----------                                                    ---------
Donaldson, Lufkin & Jenrette Securities Corporation...................
Oppenheimer & Co., Inc. ..............................................
                                                                       ---------
  Total............................................................... 3,100,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the Common Stock is purchased by the Underwriters pursuant to the Underwriting Agreement, all such Common Stock must be so purchased.

  The Representatives have advised the Company and the Selling Shareholder that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such
offering price less a concession not to exceed $   per share. The Underwriters
may allow and such dealers may reallow discounts not in excess of $   per
share to any other Underwriter and certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

  The Company and the Selling Shareholder have granted an option to the Underwriters, exercisable for 30 days from the date of this Prospectus, to purchase up to 465,000 additional shares of Common Stock on the same terms and conditions as set forth on the cover page of this Prospectus. The Representatives may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the Common Stock. To the extent that the Representatives exercise such options, each of the Underwriters will become obligated, subject to certain conditions, to purchase the same proportion of such additional shares as the number set forth opposite each such Underwriter's name above bears to 3,100,000.

  The Company and certain officers and directors, who beneficially own an aggregate of 2,393,833 shares of Common Stock, have agreed not to sell, offer to sell or otherwise dispose of any shares of Common Stock, or any security convertible into or exercisable or exchangeable for any shares of Common Stock, for a period of 120 days after the date of this Prospectus without the prior written consent of DLJ.

  The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  DLJ will also be the underwriter in connection with the Note Offering. In addition, DLJ is acting as financial advisor to the Company in connection with a pending consent solicitation relating to the First Mortgage Bonds, for which it will receive customary fees. An affiliate of DLJ has provided a standby bridge loan commitment to the Company relating to the Company's investment in SHCL, for which it received customary fees.

                                 LEGAL MATTERS

  Certain legal matters with regard to the validity of the Common Stock offered hereby will be passed upon for the Company by Kummer Kaempfer Bonner & Renshaw, Las Vegas, Nevada. H. Gregory Nasky, of counsel to the law firm of Kummer Kaempfer Bonner & Renshaw, is a Director and the Secretary of the Company. Latham & Watkins, New York, New York, is acting as counsel for the Underwriters in connection with certain legal matters relating to the Common Stock offered hereby. From time to time Latham & Watkins has represented certain subsidiaries of the Company on matters not related to the Common Stock Offering or the Note Offering.

                                    EXPERTS

  The consolidated financial statements and schedules of Showboat, Inc. and its subsidiaries as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, included and incorporated by reference herein and elsewhere in the Registration Statement, have been included and incorporated by reference herein and elsewhere in the Registration Statement in reliance upon the reports of KPMG Peat Marwick, independent certified public accountants, included and incorporated by reference herein and elsewhere in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

                        SHOWBOAT, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................  F-2
Consolidated Balance Sheets at December 31, 1993 and 1992 and March 31,
 1994 (unaudited)........................................................  F-3
Consolidated Statements of Income for the Years Ended December 31, 1993,
 1992 and 1991 and Three Months Ended March 31, 1994 and 1993 (unau-
 dited)..................................................................  F-4
Consolidated Statements of Stockholders' Equity for the Years Ended De-
 cember 31, 1993, 1992 and 1991 and the Three Months Ended March 31, 1994
 (unaudited).............................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1993, 1992 and 1991 and the Three Months Ended March 31, 1994 (unau-
 dited)..................................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors Showboat, Inc.:

  We have audited the accompanying consolidated balance sheets of Showboat, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Showboat, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

  As discussed in Notes 1 and 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

                                          KPMG Peat Marwick

Las Vegas, Nevada February 18, 1994, except for Note 1 paragraph 3 and Note 12 paragraph 2 which are as of March 1, 1994

                        SHOWBOAT, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                   DECEMBER 31,
                                                 ------------------   MARCH 31,
                                                   1993      1992       1994
                                                 --------  --------  -----------
                                                                     (UNAUDITED)
                                                        (IN THOUSANDS)
                     ASSETS
                     ------
Current assets:
 Cash and cash equivalents.....................  $122,787  $ 99,601   $107,458
 Receivables, net..............................     5,913     5,092      6,086
 Income taxes receivable.......................       --        --         435
 Inventories...................................     2,359     2,411      2,213
 Prepaid expenses..............................     4,044     3,969      4,114
 Current deferred income taxes.................     4,865     3,483      5,847
                                                 --------  --------   --------
   Total current assets........................   139,968   114,556    126,153
                                                 --------  --------   --------
Property and equipment:
 Land..........................................     9,425     3,609      9,425
 Land improvements.............................       541       841        541
 Buildings.....................................   261,009   246,090    261,398
 Furniture and equipment.......................   145,178   122,573    146,079
 Construction in progress......................    27,194     7,253     45,274
                                                 --------  --------   --------
                                                  443,347   380,366    462,717
 Less accumulated depreciation and
  amortization.................................   145,527   129,183    150,795
                                                 --------  --------   --------
                                                  297,820   251,183    311,922
                                                 --------  --------   --------
Other assets, at cost:
 Deposits and other assets.....................     7,892    16,074      8,167
 Investment in unconsolidated affiliate........    17,750       --      29,090
 Debt issuance costs, net of accumulated
  amortization of $323,000 at December 31,
  1993, $3,131,000 at December 31, 1992 and
  $450,000 at March 31, 1994...................     7,270     3,087      7,143
                                                 --------  --------   --------
                                                   32,912    19,161     44,400
                                                 --------  --------   --------
                                                 $470,700  $384,900   $482,475
                                                 ========  ========   ========
     LIABILITIES AND SHAREHOLDERS' EQUITY
     ------------------------------------
Current liabilities:
 Current maturities of long-term debt..........  $  3,574  $ 54,055   $  2,549
 Accounts payable..............................    14,173    10,096     16,497
 Income taxes payable..........................     1,752     1,453        --
 Dividends payable.............................       375       284        375
 Accrued liabilities...........................    23,664    25,167     30,787
                                                 --------  --------   --------
   Total current liabilities...................    43,538    91,055     50,208
                                                 --------  --------   --------
Long-term debt.................................   277,043   155,061    277,021
                                                 --------  --------   --------
Deferred income taxes..........................    14,961    12,766     16,685
                                                 --------  --------   --------
Commitments and contingencies (Note 12)
Shareholders' equity (Note 14):
 Common stock, $1 par value; 20,000,000 shares
  authorized; issued 15,794,578 shares at
  December 31, 1993, 1992 and March 31, 1994...    15,795    15,795     15,795
 Additional paid-in capital....................    71,162    69,374     71,437
 Retained earnings.............................    54,628    48,778     57,693
                                                 --------  --------   --------
                                                  141,585   133,947    144,925
Less: Cost of common stock in treasury, 814,483
 shares and 991,043 shares at December 31, 1993
 and 1992, respectively; and 809,383 shares at
 March 31, 1994................................    (6,370)   (7,761)    (6,328)
   Unearned compensation for restricted stock..       (57)     (168)       (36)
                                                 --------  --------   --------
   Total shareholders' equity..................   135,158   126,018    138,561
                                                 --------  --------   --------
                                                 $470,700  $384,900   $482,475
                                                 ========  ========   ========

          See accompanying notes to consolidated financial statements.

                        SHOWBOAT, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                             FOR THE YEARS ENDED        FOR THE THREE MONTHS ENDED
                                 DECEMBER 31,                    MARCH 31,
                          ----------------------------  ------------------------------
                            1993      1992      1991        1994             1993
                          --------  --------  --------  -------------    -------------
                                                         (UNAUDITED)      (UNAUDITED)
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Casino.................  $329,522  $313,247  $288,442    $      76,897    $      75,272
 Food and beverage......    48,669    44,511    46,802           11,202           10,972
 Rooms..................    19,355    17,280    15,612            4,225            3,834
 Sports and special
  events................     4,251     4,443     4,506            1,106            1,159
 Management Fees........       --        --        --               948              --
 Other..................     5,982     4,932     4,791            1,398            1,345
                          --------  --------  --------    -------------    -------------
                           407,779   384,413   360,153           95,776           92,582
 Less complimentaries...    32,052    29,177    28,593            6,997            7,086
                          --------  --------  --------    -------------    -------------
 Net revenues...........   375,727   355,236   331,560           88,779           85,496
                          --------  --------  --------    -------------    -------------
Costs and expenses:
 Casino.................   129,898   125,773   115,468           31,005           31,906
 Food and beverage......    55,608    51,173    51,388           13,567           12,689
 Rooms..................    13,083    12,169    11,282            3,253            3,049
 Sports and special
  events................     3,198     3,141     3,140              878              869
 General and
  administrative........    92,739    84,058    78,022           23,333           21,898
 Selling, advertising
  and promotion.........    11,629    10,402    11,067            2,534            2,260
 Depreciation and
  amortization..........    23,303    22,012    25,692            6,361            5,140
                          --------  --------  --------    -------------    -------------
                           329,458   308,728   296,059           80,931           77,811
                          --------  --------  --------    -------------    -------------
Income from operations
 of consolidated
 subsidiaries...........    46,269    46,508    35,501            7,848            7,685
Equity in income (loss)
 of unconsolidated
 affiliate..............      (850)      --        --             3,240              --
                          --------  --------  --------    -------------    -------------
Income from operations..    45,419    46,508    35,501           11,088            7,685
                          --------  --------  --------    -------------    -------------
Other (income) expense:
 Interest income........    (3,215)   (1,441)   (2,098)            (803)            (401)
 Interest expense, net
  of amounts
  capitalized...........    24,696    25,335    27,497            6,202            4,900
                          --------  --------  --------    -------------    -------------
                            21,481    23,894    25,399            5,399            4,499
                          --------  --------  --------    -------------    -------------
Income before income tax
 expense, extraordinary
 items and cumulative
 effect adjustment......    23,938    22,614    10,102            5,689            3,186
Income tax expense......    10,474     6,757     4,088            2,249            1,265
                          --------  --------  --------    -------------    -------------
Income before
 extraordinary items and
 cumulative effect
 adjustment.............    13,464    15,857     6,014            3,440            1,921
Extraordinary items, net
 of income tax..........    (6,679)   (3,408)      180              --               --
Cumulative effect of
 change in method of
 accounting for income
 taxes..................       556       --        --               --               556
                          --------  --------  --------    -------------    -------------
Net income..............  $  7,341  $ 12,449  $  6,194    $       3,440    $       2,477
                          ========  ========  ========    =============    =============
Income per common and
 equivalent share:
 Income before
  extraordinary items
  and cumulative effect
  adjustment............  $    .89  $   1.37  $    .53    $         .23    $         .13
 Extraordinary items,
  net of income tax.....      (.44)     (.29)      .02              --               --
 Cumulative effect of
  change in method of
  accounting for income
  taxes.................       .04       --        --               --               .03
                          --------  --------  --------    -------------    -------------
 Net income.............  $    .49  $   1.08  $    .55    $         .23    $         .16
                          ========  ========  ========    =============    =============

          See accompanying notes to consolidated financial statements.

                        SHOWBOAT, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                  ADDITIONAL             LESS        LESS
                          COMMON   PAID-IN   RETAINED  TREASURY    UNEARNED
                           STOCK   CAPITAL   EARNINGS   STOCK    COMPENSATION  TOTAL
                          ------- ---------- --------  --------  ------------ --------
                                                (IN THOUSANDS)
Balance, December 31,
 1990...................  $12,345  $22,416   $32,405   $(7,765)     $(553)    $ 58,848
Net income..............      --       --      6,194       --         --         6,194
Cash dividends ($.10 per
 share).................      --       --     (1,135)      --         --        (1,135)
Share transactions under
 stock plans............      --        27       --        (19)        15           23
Amortization of unearned
 compensation...........      --       --        --        --         203          203
                          -------  -------   -------   -------      -----     --------
Balance, December 31,
 1991...................   12,345   22,443    37,464    (7,784)      (335)      64,133
Net income..............      --       --     12,449       --         --        12,449
Cash dividends ($.10 per
 share).................      --       --     (1,135)      --         --        (1,135)
Issuance of 3,450,000
 shares of common stock.    3,450   46,916       --        --         --        50,366
Share transactions under
 stock plans............      --        15       --         23         11           49
Amortization of unearned
 compensation...........      --       --        --        --         156          156
                          -------  -------   -------   -------      -----     --------
Balance, December 31,
 1992...................   15,795   69,374    48,778    (7,761)      (168)     126,018
Net income..............      --       --      7,341       --         --         7,341
Cash dividends ($.10 per
 share).................      --       --     (1,491)      --         --        (1,491)
Share transactions under
 stock plans............      --     1,788       --      1,391        --         3,179
Amortization of unearned
 compensation...........      --       --        --        --         111          111
                          -------  -------   -------   -------      -----     --------
Balance, December 31,
 1993...................  $15,795  $71,162   $54,628   $(6,370)     $ (57)    $135,158
                          =======  =======   =======   =======      =====     ========
(Balances from January
 1, 1994 to
 March 31, 1994 are
 unaudited).............
Net income..............      --       --      3,440       --         --         3,440
Cash dividends ($.025
 per share).............      --       --       (375)      --         --          (375)
Share transactions under
 stock plans............      --       275       --         42          9          326
Amortization of unearned
 compensation...........      --       --        --        --          12           12
                          -------  -------   -------   -------      -----     --------
Balance, March 31, 1994.  $15,795  $71,437   $57,693   $(6,328)     $ (36)    $138,561
                          =======  =======   =======   =======      =====     ========


          See accompanying notes to consolidated financial statements.

                        SHOWBOAT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE THREE
                               FOR THE YEARS ENDED            MONTHS ENDED
                                   DECEMBER 31,                 MARCH 31,
                             --------------------------  -----------------------
                               1993     1992     1991       1994        1993
                             --------  -------  -------  ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
                                              (IN THOUSANDS)
Cash flows from operating
 activities:
 Net income................  $  7,341  $12,449  $ 6,194   $  3,440     $ 2,477
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
 Allowance for doubtful
  accounts.................     1,849    1,644    2,924         58         513
 Depreciation and
  amortization.............    23,303   22,012   25,692      6,361       5,140
 Amortization of original
  issue discount and debt
  issuance costs...........       744    1,011      811        127         134
 Provision for deferred
  income taxes.............       813      238    1,230        742         141
 Amortization of unearned
  compensation.............       111      156      203         12          30
 Provision for loss on
  Casino Reinvestment
  Development Authority
  obligation...............     1,122    1,068    1,057        255         249
 Equity in (income) loss of
  unconsolidated affiliate.       850      --       --      (3,240)        --
 Extraordinary (gain) loss
  on extinguishment of
  debt.....................    11,166    5,164     (273)       --          --
 Loss on disposition of
  property and equipment...       517      264      350        --          --
 (Increase) decrease in
  receivables, net.........    (2,670)  (1,537)    (899)      (231)         43
 (Increase) decrease in
  inventories and prepaid
  expenses.................       (23)    (265)     599         76        (339)
 (Increase) decrease in
  deposits and other
  assets...................      (554)     284     (448)       235          52
 Increase (decrease) in
  accounts payable.........        85      395     (826)     1,556       1,236
 Increase (decrease) in
  income taxes payable.....       968      429        2     (1,996)     (1,531)
 Increase (decrease) in
  accrued liabilities......    (1,503)     400    1,007      7,123      (5,038)
 Other.....................                                    (66)        346
                             --------  -------  -------   --------     -------
  Net cash provided by
   operating activities....    44,119   43,712   37,623     14,452       3,453
                             --------  -------  -------   --------     -------
Cash flows from investing
 activities:
 Acquisition of property
  and equipment............   (59,686) (21,050) (13,381)   (19,693)    (17,286)
 Proceeds from sale of
  property and equipment...        78      105      311         47          29
 Investment in
  unconsolidated affiliate.   (18,600)     --       --      (9,000)        --
 (Increase) decrease in
  deposits and other
  assets...................     4,046      910   (1,097)       --          (67)
 Deposit for Casino
  Reinvestment Development
  Authority obligation.....    (3,289)  (3,161)  (2,892)      (792)       (717)
 Distribution of earnings
  of unconsolidated
  affiliate................       --       --       --         900         --
                             --------  -------  -------   --------     -------
  Net cash used in
   investing activities....   (77,451) (23,196) (17,059)   (28,538)    (18,041)
                             --------  -------  -------   --------     -------
Cash flows from financing
 activities:
 Principal payments of
  long-term debt and
  capital lease
  obligations..............    (3,914)  (8,879)  (7,635)    (1,047)    (51,080)
 Proceeds from issuance of
  long-term debt...........   275,000      --     1,098        --          --
 Proceeds from note
  payable..................       --       --       --         --        1,100
 Early extinguishment of
  debt.....................  (208,085)     --   (11,696)       --          --
 Debt issuance costs.......    (7,593)     --       (74)       --          --
 Payment of dividends......    (1,400)  (1,141)  (1,140)      (375)       (284)
 Issuance of common stock..     2,510   50,366      --         179          18
 Other.....................       --        49       23        --          --
                             --------  -------  -------   --------     -------
  Net cash provided by
   (used in) financing
   activities..............    56,518   40,395  (19,424)    (1,243)    (50,246)
                             --------  -------  -------   --------     -------
Net increase (decrease) in
 cash and cash equivalents.    23,186   60,911    1,140    (15,329)    (64,834)
Cash and cash equivalents
 at beginning of period....    99,601   38,690   37,550    122,787      99,601
                             --------  -------  -------   --------     -------
Cash and cash equivalents
 at end of period..........  $122,787  $99,601  $38,690   $107,458     $34,767
                             ========  =======  =======   ========     =======
Supplemental disclosures of
 cash flow information:
 Cash paid during the
  period for:
 Interest, net of amount
  capitalized..............  $ 25,741  $24,562  $26,937   $    164     $10,275
 Income taxes..............     3,650    4,400    2,948      3,503       2,100
Supplemental schedule of
 non-cash investing and
 financing activities:
 Capital lease obligations
  incurred in connection
  with acquisition of
  equipment................       --       152      131        --          --
 Increase (decrease) in
  property and equipment
  acquisitions included in
  construction contracts
  and retentions payable
  and long-term debt.......     3,914    1,890     (309)       795         483
 Share transactions under
  long-term incentive plan.       --        27       35        --          --
 Transfer deposits for
  Casino Reinvestment
  Development Authority
  obligation to
  construction in progress.     6,667      --       --         --          --

          See accompanying notes to consolidated financial statements.

                        SHOWBOAT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION

  Showboat, Inc. and subsidiaries, collectively the Company, conduct casino gaming operations in Las Vegas, Nevada, Atlantic City, New Jersey and New Orleans, Louisiana. In addition, the Company operates support services including hotel, restaurant, bar, bowling and convention facilities.

  The Consolidated Financial Statements for the three months ended March 31, 1993 and 1994 and related amounts in the Notes to the consolidated financial statements are unaudited, but in the opinion of management reflect all normal and recurring adjustments necessary for a fair representation of the results of those periods.

  The consolidated financial statements include the accounts of Showboat, Inc.
(SBO) and its wholly-owned subsidiaries which are Showboat Development Company
(SDC), Showboat Operating Company (SBOC) and Ocean Showboat, Inc. (OSI). They also include SDC's wholly-owned subsidiaries, Lake Pontchartrain Showboat, Inc.
(LPSI) and Showboat Louisiana, Inc. (SBL), and OSI's wholly-owned subsidiaries Atlantic City Showboat, Inc. (ACSI) and Ocean Showboat Finance Corporation
(OSFC). Showboat, Inc. and its subsidiaries own and operate hotel casinos in Las Vegas, Nevada (Las Vegas Showboat) and Atlantic City, New Jersey (Atlantic City Showboat) and own an equity interest in and manage a riverboat casino on Lake Pontchartrain in New Orleans, Louisiana (Showboat Star Casino). All material intercompany balances and transactions have been eliminated in consolidation.

  On March 1, 1994, the Company purchased an additional 20% equity interest from its partner for $9 million, increasing its interest in Showboat Star Partnership to 50%. The Company's equity in the income or loss of Showboat Star Partnership is included in the Consolidated Statements of Income. LPSI receives a management fee from Showboat Star Partnership of 5.0% of casino revenues net of gaming taxes of 18.5% and boarding fees of $5.00 per person. Management fees are included in other revenues in the Consolidated Statements of Income.

CASINO REVENUE AND COMPLIMENTARIES

  In accordance with common industry practice, casino revenues are the net of gaming wins less losses.

  Complimentaries primarily consist of rooms, food and beverage furnished gratuitously to customers. The sales values of such services are included in the respective revenue classifications and are then deducted as complimentaries. Complimentary rates are periodically reviewed and adjusted by management.

CASH EQUIVALENTS

  For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

  Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

FAIR VALUE OF CERTAIN FINANCIAL INSTRUMENTS

  The carrying amount of cash equivalents, accounts receivable and all current liabilities approximates fair value because of the short maturity of these instruments. See Notes 4 and 11 for additional fair value disclosures.

                        SHOWBOAT, INC. AND SUBSIDIARIES

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Depreciation, including amortization of capitalized leases, is computed using the straight-line method. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

  Estimated useful lives for property and equipment are 5 to 15 years for land improvements, 10 to 40 years for buildings and 2 to 10 years for furniture and equipment.

INTEREST COSTS

  Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. For the year ended December 31, 1993, $1,085,000 of interest cost was capitalized. No interest was capitalized in the years ended December 31, 1992 and 1991. For the three-month periods ended March 31, 1994 and 1993, interest costs of $449,000 and $189,000, respectively, were capitalized (unaudited).

INCOME TAXES

  In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

  Effective January 1, 1993, the Company adopted FAS 109 and has reported the cumulative effect of that change in accounting method in the 1993 Consolidated Statement of Income.

  The Company previously used the asset and liability method under Statement of Financial Accounting Standards No. 96 (FAS 96). Under the asset and liability method of FAS 96, deferred tax assets and liabilities were recognized for all the events that had been recognized in the financial statements. Under FAS 96, the future tax consequences of recovering assets or settling liabilities at their financial statement carrying amounts were considered in calculating deferred income taxes. Generally, FAS 96 prohibited consideration of any other future events in calculating deferred income taxes.

  The Company and its subsidiaries file a consolidated federal income tax return. For tax reporting purposes, the Company has elected to continue its fiscal year ending June 30.

POSTEMPLOYMENT AND POSTRETIREMENT BENEFITS

  The Company does not currently provide any significant postemployment or postretirement benefits.

AMORTIZATION OF ORIGINAL ISSUE DISCOUNT AND DEBT ISSUANCE COSTS


  Original issue discount is amortized over the life of the related indebtedness using the effective interest method.

  Costs associated with the issuance of debt have been deferred and are being amortized over the life of the related indebtedness using a weighted average method based on retirement schedules specified in the debt indentures.

                        SHOWBOAT, INC. AND SUBSIDIARIES

INCOME PER COMMON AND EQUIVALENT SHARE

  Income per common and equivalent share is based on the weighted average number of shares outstanding. Such averages were 15,099,147, 11,584,275 and 11,410,208 for the years ended December 31, 1993, 1992 and 1991, respectively and 15,180,008 and 15,141,493 for the three-months ended March 31, 1994 and 1993, respectively (unaudited). Fully-diluted and primary income per common and equivalent share are the same.

PREOPENING AND DEVELOPMENT COSTS

  The Company is currently investigating expansion opportunities in new gaming jurisdictions. Costs associated with these investigations are expensed as incurred until such time as a particular opportunity is determined to be viable, generally when the Company is selected as the operator of a new gaming facility or a gaming license has been granted.

  Costs incurred during the construction and preopening phase are capitalized. Types of costs capitalized include professional fees, salaries and wages, temporary office expenses, marketing expenses and training costs. When the new operation opens for business, preopening costs will be amortized over a period not to exceed 12 months using the straight-line method.

  Costs associated with the preopening of the Showboat Star Casino on Lake Pontchartrain in New Orleans, Louisiana were written-off upon commencement of operations on November 8, 1993 and totaled $4,246,000. The Company's share of those costs of $1,274,000 are included in equity in loss of unconsolidated affiliate in the December 31, 1993 Consolidated Statement of Income.

RECLASSIFICATIONS

  Certain prior period balances have been reclassified to conform to the current year's presentation.

2. RECEIVABLES

  Receivables consist of the following:

                                                      DECEMBER 31,    MARCH 31,
                                                     ---------------    1994
                                                      1993    1992   (UNAUDITED)
                                                     ------- ------- -----------
                                                     (IN THOUSANDS)
Casino.............................................. $ 6,816 $ 6,964   $6,621
Hotel...............................................   1,020     715      772
Employees...........................................      88      86       80
Other...............................................     935     406    1,248
                                                     ------- -------   ------
                                                       8,859   8,171    8,721
Less allowance for doubtful accounts................   2,946   3,079    2,635
                                                     ------- -------   ------
Receivables, net.................................... $ 5,913 $ 5,092   $6,086
                                                     ======= =======   ======

                        SHOWBOAT, INC. AND SUBSIDIARIES

3. ACCRUED LIABILITIES

  Accrued liabilities consist of the following:

                                                      DECEMBER 31,    MARCH 31,
                                                     ---------------    1994
                                                      1993    1992   (UNAUDITED)
                                                     ------- ------- -----------
                                                           (IN THOUSANDS)
Interest............................................ $ 4,240 $ 6,029   $10,599
Salaries and wages..................................   8,289   7,540     7,918
Taxes, other than taxes on income...................   1,988   1,641     3,264
Medical and liability claims........................   2,983   3,036     3,045
Advertising and promotion...........................   2,397   3,068     2,375
Outstanding chips and tokens........................   1,204   1,308     1,066
Other...............................................   2,563   2,545     2,520
                                                     ------- -------   -------
Total accrued liabilities........................... $23,664 $25,167   $30,787
                                                     ======= =======   =======

4. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                    DECEMBER 31,     MARCH 31,
                                                  -----------------    1994
                                                    1993     1992   (UNAUDITED)
                                                  -------- -------- -----------
                                                         (IN THOUSANDS)
9 1/4% First Mortgage Bonds due 2008 (a)......... $275,000 $    --   $275,000
11 3/8% Mortgage-Backed Bonds Due 2002 (b).......      --   149,444       --
13% Subordinated Sinking Fund Debentures Due Oc-
 tober 1, 2004 (c)...............................      --    32,949       --
Construction and term loan, repaid in 1993.......      --    17,192       --
Capitalized lease obligations (Note 5)...........    5,617    9,531     4,570
                                                  -------- --------  --------
                                                   280,617  209,116   279,570
Less current maturities..........................    3,574   54,055     2,549
                                                  -------- --------  --------
                                                  $277,043 $155,061  $277,021
                                                  ======== ========  ========

  (a) On May 18, 1993, the Company issued $275,000,000 of 9 1/4% First Mortgage Bonds due 2008 (First Mortgage Bonds). The proceeds from the sale of the First Mortgage Bonds were $268,469,000, net of underwriting discounts and commissions. Proceeds from the sale of the First Mortgage Bonds were used to redeem all of the outstanding 11 3/8% Mortgage-Backed Bonds Due 2002 at 105.7% of the principal amount plus accrued interest. The remaining proceeds were reserved by the Company to benefit existing facilities and to expand into new facilities or gaming jurisdictions.

  The First Mortgage Bonds are unconditionally guaranteed by OSI, ACSI and SBOC. Interest on the First Mortgage Bonds is payable semi-annually on May 1 and November 1 of each year commencing November 1, 1993. The First Mortgage Bonds are not redeemable prior to May 1, 2000. Thereafter, the First Mortgage Bonds will be redeemable, in whole or in part, at redemption prices specified in the Indenture for the First Mortgage Bonds (Indenture). The First Mortgage Bonds are senior secured obligations of the Company and rank senior in right of payment to all existing and future subordinated indebtedness of the Company and pari passu with the Company's senior indebtedness. The First Mortgage Bonds are secured by a deed of trust representing a first lien on the Las Vegas Showboat (other than certain assets), by a pledge of all outstanding shares of capital stock of OSI, an intercompany note by ACSI in favor of SBO and a pledge of certain intellectual property rights of the Company. OSI's obligation under its guaranty is secured by a pledge of all outstanding shares of capital stock of ACSI. ACSI's obligation under its guaranty is secured by

                        SHOWBOAT, INC. AND SUBSIDIARIES
a leasehold mortgage representing a first lien on the Atlantic City Showboat (other than certain assets). SBOC's guaranty is secured by a pledge of certain assets related to the Las Vegas Showboat.

  The Indenture places significant restrictions on SBO and its subsidiaries, including restrictions on making loans and advances by SBO to subsidiaries which are Non-Recourse Subsidiaries or subsidiaries in which SBO owns less than 50% of the equity. All capitalized terms not otherwise defined in this paragraph have the meanings assigned to the Indenture. The Indenture also places significant restrictions on the incurrence of additional Indebtedness by SBO and its subsidiaries, the creation of additional Liens on the Collateral securing the First Mortgage Bonds, transactions with Affiliates and the investment of SBO and its subsidiaries in certain Investments. In addition, the terms of the Indenture prohibit SBO and its subsidiaries from making a Restricted Payment unless, at the time of such Restricted Payment: (i) no Default or Event of Default has occurred or would occur as a consequence of such restricted payment; (ii) SBO, at the time of Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, would have been permitted to incur at least $1.00 of additional Indebtedness; and (iii) such Restricted Payment, together with the aggregate of all other Restricted Payments by SBO and its subsidiaries is less than the sum of (x) 50% of the Consolidated Net Income of SBO for the period (taken as one accounting period) from April 1, 1993 to the end of SBO's most recently ended fiscal quarter for which internal financial statements are available, plus (y) 100% of the aggregate net cash proceeds received by SBO from the issuance or sale of Equity Interests of SBO since the Issue Date, plus (z) Excess Non-Recourse Subsidiary Cash Proceeds received after the Issue Date. The Term Restricted Payment does not include, among other things, the payment of any dividend if, at the time of declaration of such dividend, the dividend would have complied with the provisions of the Indenture; the redemption, repurchase, retirement, or other acquisition of any Equity Interest of SBO out of proceeds of, the substantially concurrent sale of other Equity Interests of SBO; Investments by SBO in an amount not to exceed $75,000,000 in the aggregate in any Non-Recourse Subsidiary engaged in a Gaming Related Business; Investments by SBO in any Non-Recourse Subsidiary engaged in a Gaming Related Business in an amount not to exceed in the aggregate 100% of all cash received by SBO from any Non-Recourse Subsidiary up to $75,000,000 in the aggregate and thereafter, 50% of all cash received by SBO from any Non-Recourse Subsidiary other than cash required to be repaid or returned to such Non-Recourse Subsidiary provided that the aggregate amount of Investments pursuant thereto does not exceed $125,000,000 in the aggregate; and the purchase, redemption, defeasance of any pari passu Indebtedness with a substantially concurrent purchase, redemption, defeasance, or retirement of the First Mortgage Bonds (on a pro rata basis).

  (b) In March 1987, the Company issued $180,000,000 of 11 3/8% Mortgage-Backed Bonds Due 2002 (11 3/8% Bonds). Interest was payable semi-annually on March 15 and September 15 of each year. During the years ended December 31, 1991 and 1990, the Company repurchased $12,096,000 and $18,460,000 face value, respectively, of the 11 3/8% Bonds (Note 10). In accordance with the provisions of the Indenture for the First Mortgage Bonds, the 11 3/8% Bonds were redeemed on June 18, 1993 at 105.7% of par plus accrued interest.

  (c) During fiscal year 1985, the Company issued $57,500,000 of 13% (effective rate of 15.75%) Subordinated Sinking Fund Debentures Due October 1, 2004 (Debentures), with interest payable semi-annually. The Debentures were redeemable at any time at the option of the Company, in whole or in part, at par plus accrued interest or the Debentures may have been reacquired through purchases in the open market. The Debentures had a mandatory sinking fund requirement beginning October 1, 1991, designed to retire 80% of the issue prior to maturity. On October 1, 1992 and 1991, the Company applied $2,875,000 of previously repurchased Debentures toward the sinking fund requirement. On October 29, 1992, the Company made a redemption of $2,875,000 of Debentures. On January 29, 1993, the Company redeemed in full the Debentures at par plus accrued interest (Note 10).

                        SHOWBOAT, INC. AND SUBSIDIARIES

  At December 31, 1993 and March 31, 1994, the Company's Atlantic City subsidiary, ACSI, had available an unsecured line of credit for general working capital purposes totaling $15,000,000. Interest is payable monthly at the bank's prime rate plus .5%. The Bank's prime rate was 6.0% and 6.75% at December 31, 1993 and March 31, 1994, respectively. The line of credit is guaranteed by OSI and expires in August 1994. Borrowings on this line of credit may not be used for the payment of management fees or to fund ventures in other jurisdictions. At December 31, 1993 and March 31, 1994, ACSI had all the funds under this line of credit available for use.

  Maturities of the Company's long-term debt are as follows:

                                                                  (IN THOUSANDS)
Year Ending
 December 31,
  1994...........................................................    $  3,574
  1995...........................................................          20
  1996...........................................................       1,950
  1997...........................................................          25
  1998...........................................................          29
Thereafter.......................................................     275,019
                                                                     --------
                                                                     $280,617
                                                                     ========

  The fair value of the Company's First Mortgage Bonds was $283,250,000 at December 31, 1993 based on the quoted market price of the First Mortgage Bonds. The carrying amount of capital leases approximates fair value at December 31, 1993.

5. LEASES

  The Company leases certain furniture and equipment and a warehouse under long-term lease agreements. The leases covering furniture and equipment expire in 1994 and the warehouse lease expires in 2001. The Company has the option to purchase the warehouse from January 1, 1996 through March 31, 2001 at an option price of approximately $1,928,000.

  Property leased under capital leases by major classes are as follows:

                                                      DECEMBER 31,
                                                     ---------------
                                                                      MARCH 31,
                                                                        1994
                                                      1993    1992   (UNAUDITED)
                                                     ------- ------- -----------
                                                           (IN THOUSANDS)
Building--warehouse................................. $ 2,050 $ 2,050   $ 2,050
Furniture and equipment.............................  22,621  23,417    22,262
                                                     ------- -------   -------
                                                      24,671  25,467    24,312
Less accumulated amortization.......................  19,456  21,308    21,667
                                                     ------- -------   -------
                                                     $ 5,215 $ 4,159   $ 2,645
                                                     ======= =======   =======

                        SHOWBOAT, INC. AND SUBSIDIARIES

  ACSI is leasing 10 1/2 acres of Boardwalk property in Atlantic City, New Jersey for a term of 99 years commencing October 1983. Annual rent payments, which are payable monthly, commenced upon opening of the Atlantic City Showboat. The rent is adjusted annually based upon increases or decreases in the Consumer Price Index. In April 1993, the annual rent increased $243,000 to $8,118,000. ACSI is responsible for taxes, assessments, insurance and utilities.

  The following is a schedule of future minimum lease payments for capital leases and operating leases (with initial or remaining terms in excess of one year) as of December 31, 1993:

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
                                                                (IN THOUSANDS)
Year ending December 31,
  1994........................................................ $4,014  $  9,537
  1995........................................................    286     9,773
  1996........................................................  1,961     9,629
  1997........................................................     33     9,783
  1998........................................................     33     9,916
Thereafter....................................................     20   797,971
                                                               ------  --------
Total minimum lease payments..................................  6,347  $846,609
                                                                       ========
Less amount representing interest (10.4% to 12.9%)............    730
                                                               ------
Present value of net minimum capital lease payments........... $5,617
                                                               ======

  Rent expense for all operating leases was $9,287,000, $8,659,000 and $8,046,000 for the years ended December 31, 1993, 1992 and 1991, respectively and $2,406,000 and $2,157,000 for the three-months ended March 31, 1994 and 1993.

6. STOCK PLANS

  On May 17, 1990, the shareholders of SBO approved a long-term incentive plan in which officers and key employees of the Company participate. Up to 600,000 shares of SBO common stock may be awarded to plan participants as either restricted shares or stock options. Restricted shares and options shall vest over a five-year period. The options are exercisable, subject to vesting, over ten years at option prices determined by SBO's Compensation Committee provided that the option price is not less than 100% of the fair market value of the Company's common stock determined on the date of grant of the options. As of December 31, 1993, 127,900 restricted shares have been issued from treasury.

  On May 17, 1990, the shareholders of SBO approved the Directors' Stock Option Plan whereby options to purchase up to 120,000 shares of SBO common stock may be granted at an option price no less than 100% of the fair market value of the shares on the date of grant. Under the terms of the Directors' Plan, each option shall be exercisable in full one year after the date of grant. Unless special circumstances exist, each option shall expire on the tenth anniversary of the date of grant or two years after the director's retirement.

  In April 1992, the Board of Directors of the Company adopted the 1992 Employee Stock Option Plan (Plan) for all full-time and part-time employees. The Company reserved an aggregate of 1,000,000 shares of SBO common stock for issuance under the Plan. The exercise price of an option awarded under the Plan cannot be less than the fair market value of the Company's common stock on the date of grant. The number of options granted to an employee is based on the employee's years of service with the Company. Options, all of which expire ten years from the date of grant, are subject to vesting and continued affiliation with the Company.

                        SHOWBOAT, INC. AND SUBSIDIARIES

  A summary of certain stock option information is as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1992      1991
                                                   --------  --------  --------
Options outstanding at
 January 1........................................  901,080   393,570   386,850
Granted...........................................   96,550   521,550    21,000
Exercised......................................... (176,560)   (6,840)   (2,280)
Forfeited.........................................   (8,750)   (7,200)  (12,000)
                                                   --------  --------  --------
Options outstanding at
 December 31......................................  812,320   901,080   393,570
                                                   ========  ========  ========
Option price range at                              $6.50 to  $6.50 to  $6.50 to
 December 31......................................   $18.00    $14.50     $8.00
Options exercisable at
 December 31......................................  529,495   120,430    82,245

  Unearned compensation in connection with restricted stock issued for future services was recorded on the date of grant at the fair market value of SBO's common stock and is being amortized ratably from the date of grant over the five-year vesting period as it is earned. Compensation expense of $111,000, $156,000 and $203,000 was recognized during the years ended December 31, 1993, 1992 and 1991, respectively. Unearned compensation has been shown as a reduction of shareholders' equity in the accompanying Consolidated Balance Sheets.

7. SHAREHOLDERS' EQUITY

  On December 24, 1992, the Company issued 3,450,000 shares of its $1.00 par value common stock in a public offering. The price to the public was $15.50 per share. Net proceeds of the offering, after deducting all associated costs, was $50,366,000 or $14.60 per newly issued share. Proceeds of the offering were used in January 1993 to redeem all of SBO's 13% Subordinated Sinking Fund Debentures Due 2004 and to fully prepay the balance outstanding on the construction and term loan.

8. INCOME TAXES

  As discussed in Note 1, the Company adopted FAS 109 effective January 1, 1993. The cumulative effect of the change in method of accounting for income taxes of $556,000 is determined as of January 1, 1993 and is reported separately in the Consolidated Statement of Income for the year ended December 31, 1993. Prior year financial statements have not been restated to apply the provisions of FAS 109.

  Total income tax expense for the year ended December 31, 1993 was allocated as follows:

                                                                  (IN THOUSANDS)
     Continuing operations......................................     $10,474
     Extraordinary item.........................................      (4,487)
     Shareholders' equity, related to compensation expense de-
      ferred and reported as a reduction of shareholders' equity
      for financial reporting purposes..........................        (661)
                                                                     -------
                                                                     $ 5,326
                                                                     =======

                        SHOWBOAT, INC. AND SUBSIDIARIES

  Income tax expense (benefit) attributable to income from continuing operations consists of:

                                                                    THREE MONTHS
                                                                       ENDED
                                           YEAR ENDED DECEMBER 31,   MARCH 31,
                                           ------------------------     1994
                                             1993    1992    1991   (UNAUDITED)
                                           -------- ------- ------- ------------
                                                      (IN THOUSANDS)
U.S. federal
  Current................................. $  7,910 $ 6,519 $ 2,858    $1,260
  Deferred................................      965     238   1,230       853
                                           -------- ------- -------    ------
                                              8,875   6,757   4,088     2,113
                                           -------- ------- -------    ------
State and local
  Current.................................    1,195     --      --        248
  Deferred................................      404     --      --       (112)
                                           -------- ------- -------    ------
                                              1,599     --      --        136
                                           -------- ------- -------    ------
Total
  Current.................................    9,105   6,519   2,858     1,508
  Deferred................................    1,369     238   1,230       741
                                           -------- ------- -------    ------
                                           $ 10,474 $ 6,757 $ 4,088    $2,249
                                           ======== ======= =======    ======

  In 1992 and 1991, income tax expense of $6,757,000 and $4,088,000, respectively, represents income tax expense from continuing operations before extraordinary items. In 1992, as a result of an extraordinary loss of $5,164,000 (Note 10), the Company recognized an income tax benefit of $1,756,000 resulting in total income tax expense of $5,001,000. In 1991, as a result of an extraordinary gain of $273,000 (Note 10), the Company recognized additional income tax expense of $93,000 resulting in total income tax expense of $4,181,000.

  Income tax expense attributable to income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 35% for the year ended December 31, 1993 and 34% for the years ended December 31, 1992 and 1991 to pretax income from continuing operations as a result of the following:

                                                      YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                        1993     1992     1991
                                                      --------  -------  -------
                                                           (IN THOUSANDS)
Computed "expected" tax expense.....................  $  8,378  $ 7,689  $ 3,435
Increase (reduction) in income taxes resulting from:
  Change in the beginning of the year balance of the
   valuation allowance for deferred tax assets allo-
   cated to income tax expense......................       224      --       --
  Adjustment to deferred tax assets and liabilities
   for enacted changes in tax rates.................       383      --       --
  State and local income taxes, net of federal tax
   benefit..........................................       930      --       --
  Impact of settlement of Internal Revenue Service
   examination......................................       --      (102)     --
  Restricted interest assessment, net of tax........       619      --       --
  Impact of graduated tax rates.....................       (90)     --       --
  Other, net........................................        30     (830)     653
                                                      --------  -------  -------
  Income tax expense................................  $ 10,474  $ 6,757  $ 4,088
                                                      ========  =======  =======

                        SHOWBOAT, INC. AND SUBSIDIARIES

  The significant components of deferred income tax expense attributable to income from continuing operations for the year ended December 31, 1993 are as follows:

                                                                 (IN THOUSANDS)
     Deferred tax expense (exclusive of other components listed
      below)....................................................     $  762
     Adjustment to deferred tax assets and liabilities for en-
      acted changes in tax rates................................        383
     Change in beginning of the year balance of the valuation
      allowance for deferred tax assets.........................        224
                                                                     ------
                                                                     $1,369
                                                                     ======

  For the years ended December 31, 1992 and 1991, deferred income tax expense of $238,000 and $1,230,000, respectively, results from temporary differences in the recognition of income and expenses for income tax and financial reporting purposes. The sources and tax effects of these temporary differences are as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                                1992     1991
                                                               -------  -------
                                                               (IN THOUSANDS)
Depreciation and amortization................................  $ 1,250  $   556
Utilization of credit carryforwards, net.....................    1,145     (676)
Provisions for loss on Casino Reinvestment Development Au-
 thority obligation..........................................   (1,496)      31
Allowance for doubtful accounts..............................      309      342
Preopening costs.............................................      369    1,511
Accrued vacations............................................     (359)    (149)
Impact of settlement of Internal Revenue Service examination.     (625)     --
Other, net...................................................     (355)    (385)
                                                               -------  -------
                                                               $   238  $ 1,230
                                                               =======  =======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1993 are as follows:

                                                                  (IN THOUSANDS)
    Deferred tax assets:
     Casino Reinvestment Development Authority obligation........    $(1,566)
     Accrued vacations...........................................     (1,621)
     Allowance for doubtful accounts.............................     (1,210)
     Alternative minimum tax credit carryforwards................     (2,423)
     Other.......................................................     (3,606)
                                                                     -------
     Total gross deferred tax assets.............................    (10,426)
     Less valuation allowance....................................        601
                                                                     -------
      Net deferred tax assets....................................     (9,825)
                                                                     -------
    Deferred tax liabilities:
      Depreciation and amortization..............................     17,350
      Capitalized interest.......................................      2,571
                                                                     -------
      Total gross deferred tax liabilities.......................     19,921
                                                                     -------
    Net deferred tax liability...................................    $10,096
                                                                     =======

                        SHOWBOAT, INC. AND SUBSIDIARIES

  Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 1992 relate to the following:

                                                                 (IN THOUSANDS)
     Depreciation and amortization..............................    $13,931
     Utilization of credit carryforwards........................     (2,032)
     Capitalized interest.......................................      2,572
     Allowance for doubtful accounts............................     (1,047)
     Accrued vacations..........................................     (1,328)
     Provisions for loss on Casino Reinvestment Development Au-
      thority
      obligation................................................     (1,496)
     Other......................................................     (1,317)
                                                                    -------
     Net deferred tax liability.................................    $ 9,283
                                                                    =======

  The valuation allowance for deferred tax assets as of January 1, 1993 was $377,000. The net change in the total valuation allowance for the year ended December 31, 1993 was an increase of $224,000.

  At December 31, 1993, the Company had available $2,423,000 of alternative minimum tax credit carryforwards which are available to reduce future federal regular income taxes, if any, over an indefinite period.

  For State of New Jersey income tax purposes, the Company has available $1,144,000 of net operating loss carryforwards which expire through 1997.

9. EMPLOYEE BENEFIT PLANS

  The Company maintains a profit sharing and retirement plan for eligible employees who are not covered by a collective bargaining agreement or by another retirement plan to which the Company is required to contribute. Contributions to the plan are made at the discretion of the Board of Directors of SBO. The benefits are limited to the allocated interest in the fund assets and each participant's account vests over a seven-year period. Contributions accrued by the Company were $195,000, $175,000 and $150,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

  The Company maintains a retirement and savings plan for eligible employees of ACSI and OSI. Under the terms of the plan, eligible employees may defer up to 3% of their compensation, as defined, of which 100% of the deferral is matched by ACSI. Eligible employees may contribute an additional 12% of their compensation which will not be matched by the Company. Contributions by the Company vest over a five-year period. The Company contributed $1,330,000, $1,110,000 and $776,000 to this plan for the years ended December 31, 1993, 1992 and 1991, respectively.

  Effective January 1, 1994, SBOC and LPSI adopted the provisions of the retirement and savings plan previously available to the eligible employees of ACSI and OSI. The Company has requested a determination letter from the Internal Revenue Service to allow the Company to merge the present profit sharing plan and the retirement and savings plan.

  The Company's union employees are covered by union-sponsored, collectively-bargained, multi-employer pension plans. The Company contributed and charged to expense $1,197,000, $1,182,000 and $1,184,000 during the years ended December 31, 1993, 1992 and 1991, respectively. These contributions are

                        SHOWBOAT, INC. AND SUBSIDIARIES
determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

10. EXTRAORDINARY ITEMS

  On June 18, 1993, the Company redeemed all of its remaining 11 3/8% Bonds at 105.7% plus accrued and unpaid interest up to and including the redemption date. The Company recognized an extraordinary loss before any income tax benefit of $11,166,000 as a result of the write-off of the unamortized debt issuance costs of $2,666,000 and the payment of a 5.7% redemption premium of $8,500,000. The after tax loss was $6,679,000 or $.44 per share.

  On December 30, 1992, the Company notified debentureholders of its intent to redeem all of the outstanding Debentures at par plus accrued interest on January 29, 1993. Accordingly, at December 31, 1992, the Company reclassified the outstanding principal balance of $32,949,000 to current maturities of long-term debt and recognized an extraordinary loss of $5,164,000 before an income tax benefit of $1,756,000 as a result of the write-off of the unamortized discount and debt issuance costs. The after tax loss was $3,408,000 or $.29 per share.

  In 1991, OSI purchased $12,096,000 face value of the Company's 11 3/8% Bonds for $11,696,000. Accordingly, after a charge of $127,000 for unamortized bond issuance costs, the Company realized an extraordinary gain of $273,000 before income taxes of $93,000 resulting in an after tax gain of $180,000 or $.02 per share.

11. NEW JERSEY INVESTMENT OBLIGATION

  The New Jersey Casino Control Act (Act) provides, among other things, for an assessment on a gaming licensee based upon its gross casino revenues after completion of its first full year of operation. This assessment may be satisfied by investing in qualified direct investments, purchasing bonds issued by the Casino Reinvestment Development Authority (CRDA), or paying an "alternative tax." In order for direct investments to be eligible, they must be approved by the CRDA.

  Deposits with the CRDA bear interest at two-thirds of market rates resulting in a current value lower than cost. At December 31, 1993 and 1992, deposits and other assets include $5,010,000 and $9,431,000, respectively, representing the Company's deposit with the CRDA of $7,488,000 as of December 31, 1993 and $14,121,000 as of December 31, 1992, net of a valuation allowance of $2,478,000 and $4,690,000, respectively. The carrying value of these deposits, net of the valuation allowance, approximates fair value.

  The CRDA, as an agency of the City of Atlantic City, is responsible for the redevelopment of the area surrounding the Boardwalk. The Company has requested and the CRDA has approved that $8,000,000 of the Company's deposits with the CRDA will be used in connection with the expansion of a City street leading to the Atlantic City Showboat. In connection with its approval, the CRDA required the Company to donate $2,000,000 of its deposits with the CRDA to certain public programs. Construction of the City street commenced in the fourth quarter of 1993 and is expected to be completed in 1994. The Company has reclassified these CRDA deposits, net of the valuation allowance, totaling $6,667,000 to construction in progress. When construction is complete, these costs will be amortized over seven years. The CRDA has set aside these deposits in a restricted account and the Company no longer receives the benefit of investment income on these funds.

  The Company has applied for and received approval for approximately $8,800,000 in funding credits from the CRDA in connection with the construction of Atlantic City Showboat's additional hotel rooms.

                        SHOWBOAT, INC. AND SUBSIDIARIES

Pending the execution of a Credit Agreement with the CRDA, which states the terms and conditions by which the Company may receive funding credit, the Company may begin applying for and receiving funds from the CRDA as expenditures are made for the construction of the hotel rooms to the extent ACSI has available funds on deposit with the CRDA. The Company has approximately $2,500,000 in available deposits with the CRDA which they may apply for upon execution of the Credit Agreement, with the balance being applied to portions of future CRDA deposits.

12. COMMITMENTS AND CONTINGENCIES

  During 1993, the Company entered into construction contracts which commit the Company to approximately $39,000,000 in expenditures in 1994 and approximately $7,000,000 in 1995.

  In December 1993, the Company agreed to purchase an additional 20% equity interest in Showboat Star Partnership from a partner for $9,000,000, increasing the Company's interest in the partnership to 50% subject to the approval of the Louisiana Riverboat Gaming Commission. The Louisiana Riverboat Gaming Commission approved the transaction in February 1994 and effective March 1, 1994, the Company acquired the additional 20% equity interest in Showboat Star Partnership.

  In February 1994, Showboat and Waterfront Entertainment and Development, Inc. formed the Showboat Marina Partnership (Indiana Partnership). The Indiana Partnership has filed a gaming application with the Indiana Gaming Commission to operate a riverboat on Lake Michigan in East Chicago, Indiana. Under the terms of the partnership agreement, Showboat will own 55% of the Indiana Partnership and is required to make an initial capital contribution of $1,000,000 and an additional contribution of $16,500,000 at such later dates as specified in an initial development budget.

  The Company is involved in various claims and legal actions arising in the ordinary course of business. Additionally, the Company is presently undergoing an audit by the Internal Revenue Service for the tax years ending June 30, 1989 and 1990. The State of New Jersey is currently auditing the Company's state income tax returns for the tax years ended June 30, 1986 through 1992. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

                        SHOWBOAT, INC. AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

13. SELECTED QUARTERLY DATA (UNAUDITED)

  Summarized unaudited financial data for interim periods for the years ended December 31, 1993 and 1992 are as follows:

                                         QUARTER ENDED (A)              YEAR
                               --------------------------------------  ENDED
                               3/31/93  6/30/93    9/30/93  12/31/93  12/31/93
                               -------- --------  --------- --------- --------
                               (IN THOUSANDS EXCEPT PER SHARE DATA)
Net revenues.................. $ 85,496 $ 92,706  $ 108,005 $ 89,520  $375,727
Income from operations (b)....    7,685   11,983     18,250    7,501    45,419
Income before extraordinary
 loss and cumulative effect
 adjustment (c)(d)............    1,921    3,751      7,356      436    13,464
Net income (loss).............    2,477   (2,928)     7,356      436     7,341
Income before extraordinary
 loss and cumulative effect
 adjustment per share (c)(d)..      .13      .24        .48      .03       .89
Net income (loss) per share...      .16     (.20)       .48      .03       .49

                                       QUARTER ENDED (A)                  YEAR
                              ---------------------------------------    ENDED
                              3/31/92   6/30/92   9/30/92   12/31/92    12/31/92
                              --------- --------- --------- ---------   --------
                              (IN THOUSANDS EXCEPT PER SHARE DATA)
Net revenues................. $  85,523 $  89,250 $  99,105 $  81,358   $355,236
Income from operations.......    10,074    12,224    18,981     5,229     46,508
Income before extraordinary
 loss (e)....................     2,628     3,973     8,426       830     15,857
Net income (loss)............     2,628     3,973     8,426    (2,578)    12,449
Income before extraordinary
 loss per share(e)...........       .23       .34       .73       .07       1.37
Net income (loss) per share..       .23       .34       .73      (.22)      1.08

- ---------------------
(a) Quarterly results may not be comparable due to the seasonal nature of the Atlantic City operation.
(b) In 1993, the Company acquired a 30% equity interest in Showboat Star Partnership which was engaged in the development of a riverboat casino on Lake Pontchartrain in New Orleans, Louisiana. Operation of the riverboat casino commenced on November 8, 1993. The Company's share of the partnership's loss from the commencement of operations through December 31, 1993, including the write-off of preopening costs of $1,274,000, is included in income from operations for the quarter ended December 31, 1993.
(c) The Company adopted FAS 109 in 1993 and reported the cumulative effect of the change in method of accounting for income taxes as of January 1, 1993 in the 1993 Consolidated Statement of Income.
(d) In the quarter ended June 30, 1993, the Company recognized an extraordinary loss of $6,679,000, net of tax, as a result of the redemption of all of its outstanding 11 3/8% Bonds (Note 10).
(e) In the quarter ended December 31, 1992, the Company recognized an extraordinary loss of $3,408,000, net of tax, as a result of the planned redemption of all of its outstanding Debentures (Note 10).

14. SUBSEQUENT EVENTS (UNAUDITED)

  On May 6, 1994, the New South Wales Casino Control Authority announced that Sydney Harbour Casino Pty Limited, a wholly owned subsidiary of a company in which Showboat, Inc. is a principal founding shareholder, was the preferred applicant to develop a casino in Sydney, Australia. The preferred applicant will work during the next six months to obtain all the necessary regulatory approvals. Subsequently, the Authority will enter into a 99-year lease for the site of the casino in New South Wales and issue an exclusive casino license for 12 years to cover the State of New South Wales. The Company will have an approximate 27% equity interest in the casino at a cost of approximately $98.5 million. The Company anticipates making its investment in November 1994.

  On March 24, 1994, SBO secured a line of credit for A$8.4 million (U.S. dollar equivalent approximately $6.1 million) in compliance with the New South Wales Casino Control Authority's licensing requirements. This line of credit is secured by a $6.3 million certificate of deposit. Interest on this line of credit is payable at the bank's prime rate plus 2.0%. This line of credit expires in December 1994. At March 31, 1994, ACSI had all the funds under this line of credit available for use.

  On May 25, 1994, the Shareholders approved an increase in the number of Shares of Common Stock authorized from 20,000,000 to 50,000,000 Shares.

  On May 25, 1994, the Shareholders approved a long-term incentive plan in which officers and most management level employees of the Company participate. Up to 2,000,000 Shares of SBO Common Stock may be awarded to plan participants as either restricted shares or stock options. Restricted shares and options generally vest over a five-year period. The options are exercisable, subject to vesting, over ten years at option prices determined by SBO's Compensation Committee provided that the option price is not less than 100% of the fair market value of the Company's Common Stock determined on the date of grant of the options.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    3
Prospectus Summary........................................................    4
The Company...............................................................    9
Certain Considerations....................................................   17
Use of Proceeds...........................................................   21
Capitalization............................................................   22
Price Range of Common Stock and Dividends.................................   23
Selected Consolidated Financial Data......................................   24
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   25
Principal and Selling Shareholders........................................   33
Management................................................................   34
Regulation................................................................   36
Underwriting..............................................................   37
Legal Matters.............................................................   38
Experts...................................................................   38
Index to Consolidated Financial Statements................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               3,100,000 SHARES

                                     LOGO

                                SHOWBOAT, INC.

                                 COMMON STOCK


                               ----------------
                                  PROSPECTUS
                               ----------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                            OPPENHEIMER & CO., INC.


                                      , 1994

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses of the issuance and distribution of the Common Stock offered in the Common Stock Offering, as set forth below, will be borne entirely by the Company:

                                   ITEM                                 AMOUNT
                                   ----                                 -------
   Securities and Exchange Commission Registration Fee................. $22,666
   Blue Sky Fees*......................................................
   NASD Fees...........................................................   7,073
   New York Stock Exchange Listing Fee*................................
   Transfer Agents' Fees*..............................................
   Printing and Engraving Fees and Expenses*...........................
   Legal Fees and Expenses*............................................
   Accounting Fees and Expenses*.......................................
   Miscellaneous Expenses*.............................................
                                                                        -------
       Total*.......................................................... $
                                                                        =======

- ---------------------
 * Amount to be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Articles of Incorporation. Section 78.037 of the Nevada Revised Statutes and
Article XI of the Company's Articles of Incorporation contain provisions that eliminate or limit, in certain situations, the personal liability of a director or officer of the Company. The Articles of Incorporation provide that a director or officer of the Company will not be personally liable to the Company or its shareholders for breach of his fiduciary duty as a director or officer, but Article XI does not eliminate or limit the director's or officer's liability for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (ii) the unlawful payment of distributions.

  Bylaws. Section 78.751 of the Nevada Revised Statutes and Article VIII of the Company's Bylaws contain provisions for the indemnification of directors, officers, employees or agents of the Company. The Company's Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may be against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner which the individual reasonably believed to be in or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. Where the action or suit for which indemnification is sought is one brought by or in the name of the Company to procure a judgment in the Company's favor, no indemnification shall be made in respect to any claim, issue, for matter as to which such person has been adjudged to be liable or negligence or misconduct in the performance of such person's duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification, despite the adjudication of liability.

  The indemnification discussed above shall only be made where a determination is made that such indemnification is proper in the circumstances because such person has met the applicable standard of conduct discussed above. Such determination is to be made: (i) by the shareholders; (ii) by a majority vote of the Board of Directors consisting of a quorum of disinterested directors;
(iii) if such a quorum of disinterested directors so orders; or (iv) if such a quorum of disinterested directors cannot be obtained, by independent legal counsel in a written opinion.

  To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding of the type discussed above, the Bylaws state that such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with such defense.

  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall be ultimately determined that he is entitled to indemnification by the Company as authorized by the Bylaws.

  The indemnification described above does not exclude any other rights to which a person seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors under the Articles of Incorporation or Bylaws, if amended to so provide in the future or otherwise, and the above right shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

  The Company's Bylaws also indemnify the spouses of the Company's directors and officers for such director's or officer's acts if such spouses were or are a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding due to the fact that they are married to a director or officer of the Company. Each spouse's indemnification rights are governed by Article VIII of the Bylaws.

  Indemnification Agreements. The Company has entered into indemnification agreements with each member of the Board of Directors and certain officers of the Company (individually, an "Indemnified Person"). The agreement provides that the Company will hold harmless and indemnify such Indemnified Person in certain specified instances and, in any event, to the fullest extent authorized or permitted by law. However, no such specified indemnity shall be paid by the Company if payment is actually made to such Indemnified Person under an insurance policy (except in the event that an award is in excess of the insured amount, in which case the payment may be made for such excess); aggregate losses do not exceed $1,000; the Indemnified Person is indemnified by the Company otherwise than pursuant to the indemnity agreement; a judgment is rendered against such Indemnified Person for the payment of dividends or other distributions in violation of Section 78.300 the Nevada Revised Statutes, as amended; a judgment is rendered against such Indemnified Person for "short swing" profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar state and local laws; such Indemnified Person's conduct is finally adjudged by a court of competent jurisdiction to have involved intentional misconduct, fraud or a knowing violation of the law and such conduct was material to the cause of action; a judgment is rendered against such person by a court of competent jurisdiction, after exhaustion of all appeals therefrom, and the court determines that such Indemnified Person is not entitled to indemnity; or, except as otherwise provided in such agreement, the Indemnified Person initiates or maintains an action against the Company or the Company's directors, officers, employees or other agents.

  All agreements and obligations of the Company contained in the indemnity agreement shall continue during the period the person is serving in such position and shall continue so long as such person shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER                              DESCRIPTION/1/
 -------                             --------------
   1.01  Form of Underwriting Agreement.
   4.01  Specimen Common Stock Certificate for the Common Stock of the
         Company./2/
   4.02  Restated Articles of Incorporation of the Company dated June    ,
         1994./2/
   4.03  Restated Bylaws of the Company dated February 25, 1993 are incorporated herein by reference from the Company's Form 10-K for the
         Year Ended December 31, 1992, Part IV, Item 14(a)(3), Exhibit 3.02.
   4.04  Indenture relating to the 9 1/4% First Mortgage Bonds due 2008 is incorporated by reference from the Company's Form 8-K dated May 18,
         1993, Item 5, Exhibit 28.01
   4.05  Bond Certificate relating to the 9 1/4% First Mortgage Bonds due 2008 is incorporated herein by reference from the Company's Form 8-K dated
         May 18, 1993, Item 5, Exhibit 28.01.
   4.06  Form of Indenture relating to the   % Senior Subordinated Notes due
         2009, including form of Note.
   5.01  Opinion and consent of Kummer Kaempfer Bonner & Renshaw as to the legality of securities being registered./2/


  23.01  Consent of Kummer Kaempfer Bonner & Renshaw, contained in Exhibit
         5.01./2/
  23.02  Consent of KPMG Peat Marwick.
  24.01  Power of Attorney (see p. II-5).

- ---------------------
  /1/All exhibits which are incorporated by reference are incorporated from the Company's respective periodic reports, Securities and Exchange Commission File No. 1-7123.
  /2/To be filed by amendment.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF LAS VEGAS, STATE OF NEVADA ON JUNE 28, 1994.

                                          Showboat, Inc.

                                                  /s/ J. Kell Houssels, III
                                          By: _________________________________
                                            J. KELL HOUSSELS, IIIPRESIDENT AND
                                               CHIEF EXECUTIVE OFFICER

  The undersigned Directors and Officers of Showboat, Inc. hereby appoint Leann
K. Schneider, R. Craig Bird or John N. Brewer as attorney-in-fact for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this Registration Statement and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                         TITLE                DATE

          /s/ J.K. Houssels             Chairman of the         June 28, 1994
- -------------------------------------    Board
            J.K. HOUSSELS

      /s/ J. Kell Houssels, III         Director, President     June 28, 1994
- -------------------------------------    and Chief Executive
        J. KELL HOUSSELS, III            Officer (Principal
                                         Executive Officer)

       /s/ Leann K. Schneider           Vice President--        June 28, 1994
- -------------------------------------    Finance and Chief
         LEANN K. SCHNEIDER              Financial Officer
                                         (Principal
                                         Financial Officer
                                         and Principal
                                         Accounting Officer)

             SIGNATURES                         TITLE                DATE

      /s/ William C. Richardson         Director                June 28, 1994
- -------------------------------------
        WILLIAM C. RICHARDSON

         /s/ John D. Gaughan            Director                June 28, 1994
- -------------------------------------
           JOHN D. GAUGHAN

        /s/ Jeanne S. Stewart           Director                June 28, 1994
- -------------------------------------
          JEANNE S. STEWART

         /s/ Frank A. Modica            Director, Executive     June 28, 1994
- -------------------------------------    Vice President and
           FRANK A. MODICA               Chief Operating
                                         Officer

        /s/ H. Gregory Nasky            Director and            June 28, 1994
- -------------------------------------    Secretary
          H. GREGORY NASKY

        /s/ George A. Zettler           Director                June 28, 1994
- -------------------------------------
          GEORGE A. ZETTLER

        /s/ Carolyn M. Sparks           Director                June 28, 1994
- -------------------------------------
          CAROLYN M. SPARKS

                                 EXHIBIT INDEX


 EXHIBIT                                                                  PAGE
 NUMBER                          DESCRIPTION/1/                          NUMBER
 -------                         --------------                          ------
   1.01  Form of Underwriting Agreement.
   4.01  Specimen Common Stock Certificate for the Common Stock of the
         Company./2/
   4.02  Restated Articles of Incorporation of the Company dated June
            , 1994./2/
   4.03  Restated Bylaws of the Company dated February 25, 1993 are incorporated herein by reference from the Company's Form 10-K for the Year Ended December 31, 1992, Part IV, Item 14(a)(3),
         Exhibit 3.02.
   4.04  Indenture relating to the 9 1/4% First Mortgage Bonds due
         2008 is incorporated by reference from the Company's Form 8-K dated May 18, 1993, Item 5, Exhibit 28.01
   4.05  Bond Certificate relating to the 9 1/4% First Mortgage Bonds due 2008 is incorporated herein by reference from the
         Company's Form 8-K dated May 18, 1993, Item 5, Exhibit 28.01.
   4.06  Form of Indenture relating to the   % Senior Subordinated
         Notes due 2009, including form of Note.
   5.01  Opinion and consent of Kummer Kaempfer Bonner & Renshaw as to the legality of securities being registered./2/
  23.01  Consent of Kummer Kaempfer Bonner & Renshaw, contained in
         Exhibit 5.01./2/
  23.02  Consent of KPMG Peat Marwick.
  24.01  Power of Attorney (see p. II-5).

- ---------------------
  /1/All exhibits which are incorporated by reference are incorporated from the Company's respective periodic reports, Securities and Exchange Commission File No. 1-7123.
  /2/To be filed by amendment.